Exhibit E

Property Purchase Agreement

PURCHASE AND SALE AGREEMENT
(MULTIFAMILY)

THIS PURCHASE AND SALE AGREEMENT (MULTIFAMILY) (this "**Agreement**") is made and entered into and is effective as of the 15th day of July, 2020 (the "**Effective Date**"), by and between **EBEX WS LP**, a North Carolina limited partnership ("**Seller**"), and **DeRosa Capital 11, LLC**, a North Carolina limited liability company ("**Purchaser**").

RECITALS

WHEREAS, Seller desires to sell certain improved real property commonly known as The Residences at Diamond Ridge located at or around 730 Anson Street Southwest, Winston-Salem, North Carolina 27103, along with certain related personal and intangible property and Purchaser desires to purchase such real, personal, and intangible property.

WHEREAS, the parties hereto desire to provide for said sale and purchase on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller hereby agree as set forth below:

1.   PURCHASE AND SALE OF PROPERTY. Subject to and in accordance with the terms and conditions set forth in this Agreement, Purchaser shall purchase from Seller and Seller shall sell to Purchaser a certain parcel of real estate (the "**Real Property**") in the City of Winston-Salem, County of Forsyth, State of North Carolina, which parcel is more particularly described in **Exhibit 1** attached hereto and incorporated herein by reference, and upon which is located an apartment complex commonly known as "The Residences at Diamond Ridge Apartments" together with (a) all buildings and improvements owned by Seller, and any and all of Seller's rights, easements, licenses and privileges presently thereon or appertaining thereto (the "**Improvements**"); (b) Seller's right, title and interest in and to the leases, occupancy agreements and license agreements affecting the Property or any part thereof (the "**Leases**"); (c) all furniture, furnishings, fixtures, equipment and other tangible personal property owned by Seller that is located on the Property and used solely in connection therewith (the "**Tangible Personal Property**"); (d) all right, title and interest of Seller under any and all of the maintenance, service, leasing, brokerage, advertising and other like contracts and agreements with respect to the ownership and operation of the Property, in each case, to the extent assignable at no cost to Seller (excluding contracts that also affect other properties owned by Seller or its affiliates) (the "**Service Contracts**"), subject to the terms of Section 8.4 herein; all to the extent applicable to the period from and after the Closing (as defined in Section 4 below), except as expressly set forth to the contrary in this Agreement, and (e) Seller's right, title, and interest in all reasonably transferable domain names, websites and social media accounts maintained by Seller, its affiliates or property manager in connection with the Property, including, without limitation, the URL designated for www.residencesatdiamondridge.com. Items (a) through (e) above, together with the Real Property, are collectively referred to in this Agreement as the "**Property**"; provided, however, the term "Property" expressly excludes all property owned by tenants or other users or occupants of the Property, all rights with respect to any refund of taxes applicable to any period prior to the Closing Date (as defined below), all rights to any insurance proceeds or settlements for events occurring prior to Closing (subject to the terms below), all cash on hand, checks, money orders, prepaid postage in postage meters, and accounts receivable applicable to periods on or prior to the Closing Date, and all property in the management office of the Property owned by the Property Manager (hereinafter defined).

2.   PURCHASE PRICE. The total consideration to be paid by Purchaser to Seller for the Property is Eighteen Million Five Hundred Thousand and No/100 Dollars ($18,500,000.00) (the "**Purchase Price**").

2.1   Earnest Money. Within three (3) business days of the Effective Date, Purchaser shall deliver to Investors Title Insurance Company (the "**Title Company**"), 121 N. Columbia St, Chapel Hill, NC 27514 E-mail: commercialescrpw@invtitle.com ("**Escrow Agent**") an amount equal to Two Hundred Seventy Seven Thousand, Five Hundred and No/100 Dollars ($277,500.00) (the "**Earnest Money**") in good funds, by certified bank or cashier's check or by federal wire transfer. As used herein, the term "**Earnest Money**" shall include any and all interest earned thereon. Notwithstanding anything in this Agreement to the contrary, One Hundred Thousand and No/100 ($100,000.00) of the Earnest Money (the "**Hard Earnest Money**") shall be non-refundable fourteen (14) days after the Effective Date, except in the event Purchaser terminates this Agreement pursuant to (i) Section 3.2 (Title) due to Seller's failure to cure any Material Title Defect property objected to by Purchaser in accordance with Section 3.2, (ii) Section 5.2 (Casualty or Condemnation), (iii) Section 7.1 (Purchaser's Remedies), or (iv) Section 8.2 (Environmental). If the transaction closes in accordance with the terms of this Agreement, then Escrow Agent shall deliver the remaining Earnest Money to Seller at Closing as payment toward the Purchase Price.

2.2   Independent Consideration. Notwithstanding anything in this Agreement to the contrary, One Hundred and No/100 Dollars ($100.00) of the Earnest Money will be non-refundable to Purchaser and distributed to Seller upon any termination of this Agreement as Independent Consideration (the "**Independent Consideration**") in cash or immediately available funds, in consideration for Seller entering into this Agreement to the exclusion of potential other purchasers and granting Purchaser the right to inspect and evaluate the Property during the Due Diligence Period (as defined below). The Independent Consideration is not refundable to Purchaser under any circumstances but will be applied to the Purchase Price if Closing occurs.

2.3   Cash Balance. At Closing, Purchaser shall pay to Seller the Purchase Price, less the Earnest Money, plus or minus the prorations described in this Agreement (such amount, as adjusted, being referred to as the "**Cash Balance**"). Purchaser shall pay the Cash Balance by federal funds wire transferred to an account designated by Seller in writing.

3.   TITLE AND SURVEY.

3.1   Evidence of Title. Seller shall, within ten (10) days after the Effective Date or as soon thereafter as same are available, cause to be delivered to Purchaser (a) a current commitment for an Owner's Title Insurance Policy issued by the Title Company, in the amount of the Purchase Price (the "**Title Commitment**"), (b) available copies of all title exception documents referred to in the Title Commitment, and (c) a copy of the most recent survey of the Real Property and the Improvements in Seller's possession, if any (the "**Survey**"). Purchaser may, if it so elects and at its sole cost and expense, arrange for the preparation of a current survey (or an update of the existing Survey) with respect to the Property (the "**Updated Survey**").

3.2   Title Review Period. All items shown on the Title Commitment and the Survey not objected to by Purchaser by written notice to Seller no later than seven (7) days prior to the expiration of the Due Diligence Period (the "**Title Review Period**"), shall be deemed to be "**Permitted Exceptions**." Should Purchaser make written objection to Seller within the Title Review Period to exceptions, defects or conditions shown on the Title Commitment or the Survey which materially and adversely affect the use and operation of the Property (collectively, "**Purchaser's Objections**"), Seller may, but shall not be obligated, to cure such Purchaser's

Objections prior to the Closing Date; provided, however, that it is expressly understood and agreed that Seller shall have no obligation to effect such curative matters. In no event may Purchaser include any of the standard printed exceptions set forth in the Title Commitment, all of which shall be deemed Permitted Exceptions. Within five (5) days following Seller's receipt of written notice of Purchaser's Objections, Seller shall notify Purchaser by written notice which, if any, of Purchaser's Objections that Seller has elected to cure ("**Seller's Response**"). Failure by Seller to deliver Seller's Response within such five-day period shall be deemed an election by Seller not to cure Purchaser's Objection(s). If Seller elects or is deemed to have elected not to cure any matter objected to in Purchaser's Objections, Purchaser may, as its sole and exclusive remedy, within three (3) business days following the date of such election or deemed election and in any event prior to the expiration of the Due Diligence Period, either (a) terminate this Agreement by giving written termination notice to Seller, or (b) waive any of Purchaser's Objections to the matter or matters not being cured by Seller, without reduction of the Purchase Price, in which case such matter or matters shall become a Permitted Exception. Purchaser's failure to timely terminate this Agreement pursuant to its right to do so under this Section 3.2 shall be deemed an election of remedy (b). If Purchaser terminates the Agreement pursuant to this Section 3.2(a), the Hard Earnest Money will be released to Seller and $227,500.00 of the Earnest Money will be returned to Purchaser, unless such termination is due to a Material Title Defect, in which case the entire Earnest Money (including the Hard Earnest Money) will be returned to Purchaser, and neither party shall have any further rights or obligations under this Agreement except those which expressly survive termination of this Agreement. For the purposes hereof, a "**Material Title Defect**" is a matter that has a material and adverse effect on the insurability of fee title or the use of the Property by Purchaser as a multi-family apartment complex in the manner operated by Seller.

Except for the Purchaser's Objections that Seller cures or agrees to cure on or prior to the Closing, all exceptions to title shown by the Title Commitment, the Survey and any encumbrance arising from the acts of Purchaser shall be deemed to be Permitted Exceptions for all purposes hereunder.

4.   CLOSING. The payment of the Purchase Price, the transfer of title to the Property, and the satisfaction of all other terms and conditions of the transaction contemplated by this Agreement (the "**Closing**") shall occur on that date which is forty five (45) days after the end of the Due Diligence Period (such day being sometimes referred to as the "**Closing Date**"), through escrow at the Title Company.

4.1   Seller's Closing Deliveries. At Closing, Seller shall execute (as necessary) and deliver to Purchaser (either through escrow or as otherwise provided below) each of the documents described below:

(a)   one original Special Warranty Deed (the "**Deed**") warranting title to the Real Property against all persons claiming by, through or under Seller, but not otherwise, subject to the Permitted Exceptions;

(b)   a Bill of Sale conveying the Personal Property, but without any warranty, express or implied, of title, merchantability or fitness for any purpose and a statement that same is being conveyed AS-IS, WHERE IS (the "**Bill of Sale**") in substantially the form as attached hereto as **Exhibit 4.1(b)**;

(c)   an Assignment of Leases assigning to Purchaser all of Seller's interest in and to the Leases from and after Closing in substantially the form as attached hereto as **Exhibit 4.1(c)**;

(d) an Assignment and Assumption of Service Contracts assigning to Purchaser, subject to any notices of termination previously delivered by Seller to the service providers, Seller's interest in the Service Contracts, to the extent assignable at no cost to Seller and to be assigned pursuant to Section 8.4 hereof, pursuant to which Purchaser shall indemnify and hold Seller harmless from and against any and all claims pertaining to the Service Contracts arising from acts or omissions after the Closing Date, in substantially the form as attached hereto as **Exhibit 4.1(d)**;

(e) one original notice letter to tenants ("**Tenant Notice Letter**"), substantially in the form attached hereto as **Exhibit 4.1(e)**;

(f) Seller's non-foreign affidavit;

(g) one (1) original of the Closing Statement (as defined below);

(h) an updated rent roll prepared by Seller or its management company, on the standard form generated by or for Seller;

(i) Seller shall deliver to Purchaser and Escrow Agent satisfactory evidence of Seller's organization and formation, existence, good standing, if applicable, and authority to execute and deliver the Deed and the other closing documents contemplated herein;

(j) Seller shall deliver to Purchaser a certificate, evidencing the reaffirmation of the truth and accuracy in all material respects of Seller's representations, warranties and agreements set forth in this Contract, with such modifications as may be made pursuant to Section 9.2 hereof;

(k) evidence of termination of the existing property management agreement with the existing property manager of the Property (the "**Property Manager**") and of the Service Contracts that are being terminated by Seller pursuant to the terms of this Agreement;

(l) a quit claim deed for the legal description of the property on the Updated Survey, if requested by Purchaser; and

(m) in addition to all documents, instruments and agreements expressly provided for herein, Purchaser and Seller shall execute and/or provide such other certificates, affidavits and documents as may be reasonably required by Escrow Agent or by counsel for either party to effectuate the purposes of this Agreement, subject to reasonable review by each party, as applicable.

The Closing Statement may be signed by electronic counterparts on the Closing Date. To the extent available, Seller shall leave all of the original Leases, Service Contracts, and all plans and specifications, contracts, licenses and permits pertaining to the Property at the premises.

4.2 Purchaser's Closing Deliveries. At Closing, Purchaser shall deliver or cause to be delivered to Seller (i) executed counterparts of each of the instruments described above to be executed by Purchaser and the Closing Statement, (ii) the Cash Balance described in Section 2.3 above, and (iii) such evidence of Purchaser's power and authority as Seller or the Title Company may reasonably request. Additionally, Purchaser covenants to deliver a copy of the fully-executed

Tenant Notice Letter to each tenant confirming its purchase of the Property and receipt of the security deposits on the Closing Date.

4.3   Closing Prorations and Adjustments. Seller shall prepare a statement of the prorations and adjustments required by this Agreement (the "**Closing Statement**"), and submit it to Purchaser and the Title Company for approval prior to the Closing. The items listed below are to be equitably prorated or adjusted as of the close of business on the Closing Date, it being understood that for purposes of prorations and adjustments, Seller shall be deemed the owner of the Property through the day prior to the Closing Date and Purchaser shall be deemed the owner of the Property as of the Closing Date and thereafter.

4.3.1   Taxes. Real estate and personal property taxes and assessments shall be prorated for the period for which such taxes and assessments are assessed, regardless of when payable, on the basis of the number of days in the calendar year of the Closing the Property will have been owned by Seller and Purchaser, respectively. If the current tax bill is not available at Closing, then the proration shall be made on the basis of the most recent ascertainable tax bill. Any taxes paid at or prior to Closing shall be prorated based upon the amounts actually paid. If taxes and assessments for the fiscal year in which Closing occurs have been determined but have not been paid before Closing, Seller shall be charged and Purchaser credited at Closing with an amount equal to that portion of such taxes and assessments which relates to the period before the date of Closing, and Purchaser shall pay the taxes and assessments prior to the same becoming delinquent. To the extent that the actual taxes and assessments for the current year, when the tax bill is received, differ from the amount apportioned at Closing, the parties shall make the appropriate adjusting payment between themselves within thirty (30) days after Purchaser presents to Seller a copy of the final tax bill and Purchaser's calculation of the re-proration of the taxes and assessments and the appropriate back-up materials related to the calculation which Purchaser agrees to do within thirty (30) days of its receipt of the final tax bill. In addition, Seller may inspect Purchaser's books and records related to the Property to confirm Purchaser's calculation.

4.3.2   Rent. The rent payable by tenants under the Leases for the calendar month in which the Closing occurs shall be prorated on the basis of the number of days of such month the Property will have been owned by Purchaser and Seller, respectively. However, there shall be no proration of any such rent which is delinquent as of the Closing Date. Rather, Purchaser shall cause any such delinquent rent for the period prior to Closing to be promptly remitted to Seller if, as and when collected, after applying all amounts received to amounts due to Purchaser after the Closing.

4.3.3   Security Deposits; Utility Deposits. Purchaser shall receive a credit at Closing in the amount of any unapplied, refundable cash security deposits under the Leases. Seller shall receive a credit at Closing in the amount of all refundable cash or other deposits posted with utility companies servicing the Property which are duly assigned to Purchaser at Closing, if any.

4.3.4   Utilities. Water, electric, telephone and all other utility and any other payments to utility companies shall be prorated to the extent that Purchaser will not be opening new accounts with the utility providers effective as of the Closing. If possible, utility prorations will be handled by final meter readings on the Closing Date. If final readings are not possible, or if any such charges are not separately metered, such charges will be prorated based on the most recent period for which costs are available and Seller shall give Purchaser a credit with respect to such estimated prorations and Purchaser shall assume full responsibility for paying such utilities.

4.3.5   Service Contracts.   Amounts due and prepayments under the Service Contracts shall be prorated. Notwithstanding anything herein to the contrary, there shall be no proration of bonuses or lump sum payments, if any, received by Seller prior to the Effective Date under Service Contracts, laundry leases, cable agreements, telephone communication agreements, or other property agreements, whether characterized as "decorating fees," "sign-up bonuses", "additional rents" or the like, all of which shall belong to Seller.

4.3.6   Fees Payable.   Assignable license and permit fees, and similar fees and expenses of operation shall be prorated.

If any item of income or expense set forth in this section is subject to final adjustment after Closing, then Seller and Purchaser shall make, and each shall be entitled to, an appropriate reproration to each such item promptly when accurate information becomes available. Any amounts due from one party to the other as a result of such reproration shall be paid promptly in cash to the party entitled thereto. Seller and Purchaser hereby covenant and agree to make available to each other for review such records as are necessary to complete such reprorations. The foregoing provisions of this section shall survive the Closing.

4.4   Reservation of Rights to Contest.   Notwithstanding anything to the contrary contained in this Agreement, Seller reserves the right to meet with governmental officials and to contest any reassessment or assessment of the Property or any portion thereof and to attempt to obtain a refund for any taxes previously paid. Seller shall retain all rights with respect to any refund of taxes applicable to any period prior to the Closing Date.

4.5   Transaction Costs. Except as otherwise specifically set forth in this Agreement, the closing costs and other costs incurred in connection with the transactions contemplated by this Agreement shall be paid as follows: (a) Seller shall pay (i) the recordation costs of any title curative documents pursuant to Section 3.3, and (ii) and the deed transfer tax; (b) Purchaser shall pay (i) all escrow fees charged by the Title Company, (ii) the title examination costs and the base premium charged by the Title Company for the owner's title insurance policy (iii) all title charges in connection with any title insurance policy endorsements, mortgage policies or any reinsurance or coinsurance requested by Purchaser, (iv) the cost of preparing and recording the Deed and any loan documents, (v) all costs incurred by Purchaser in connection with Purchaser's due diligence investigation of the Property, (vi) the cost of the Updated Survey; and (c) all other charges shall be paid by the party customarily responsible for such charges in like transactions in the City of Winston-Salem, North Carolina. Seller and Purchaser shall be responsible for the fees of their respective attorneys.

5.   RISK OF LOSS.

5.1   Minor Damage. In the event of loss or damage to all or a portion of the Property prior to Closing arising out of a casualty or condemnation, which loss or damage is not "major" (as defined in Section 5.3 hereof), this Agreement shall remain in full force and effect provided Seller performs any necessary repairs or, at Seller's option, assigns to Purchaser all of Seller's right, title and interest to any claims and proceeds Seller may have with respect to any casualty insurance policies or condemnation awards relating to the premises in question, assist Purchaser post-closing as reasonably necessary with the resolution of any claims, without recourse to Seller. If Seller elects to perform repairs upon the Property, Seller shall use reasonable efforts to complete such repairs promptly and the Closing Date shall be extended a reasonable time in order to allow for the completion of such repairs. Upon Closing, full risk of loss with respect to the Property shall pass to Purchaser.

5.2   Major Damage. In the event of a "major" loss or damage, either Seller or Purchaser may terminate this Agreement by written notice to the other party, in which event the Earnest Money shall be returned to Purchaser. If neither Seller nor Purchaser have elected to terminate this Agreement within ten (10) days after Seller has sent Purchaser written notice of the occurrence of major loss or damage, then Seller and Purchaser shall be deemed to have elected to proceed with Closing, in which event Seller shall, at Seller's option, either (a) perform any necessary repairs, or (b) assign to Purchaser all of Seller's right, title and interest to any claims and proceeds Seller may have with respect to any casualty insurance policies or condemnation awards relating to the premises in question. If Seller elects to perform repairs upon the Property, Seller shall use reasonable efforts to complete such repairs promptly and the Closing Date shall be extended a reasonable time in order to allow for the completion of such repairs. Upon Closing, full risk of loss with respect to the Property shall pass to Purchaser.

5.3   Definition of "Major" Loss or Damage. For purposes of Sections 5.1 and 5.2, "major" loss or damage refers to the following: (a) loss or damage to the Property or any portion thereof such that the cost of repairing or restoring the premises in question to a condition substantially identical to that of the premises in question prior to the event of damage would be, in the opinion of an architect selected by Seller and reasonably approved by Purchaser, equal to or greater than ten percent (10%) of the Purchase Price, and (b) any loss due to a condemnation which permanently and materially impairs the current use of the Property.

6.   BROKERAGE. Seller agrees to pay at and contingent upon Closing (but not otherwise) a brokerage commission due to Paul Marley of Cushman Wakefield ("**Broker**") for services rendered in connection with the sale and purchase of the Property pursuant to a separate written agreement with Broker. Seller and Purchaser shall each indemnify and hold the other harmless from and against any and all claims of all other brokers, agents and finders claiming by, through or under the indemnifying party and in any way related to the sale and purchase of the Property, this Agreement or otherwise, including, without limitation, attorneys' fees and expenses incurred by the indemnified party in connection with such claim. The provisions of this section shall survive Closing or any termination of this Agreement.

7.   DEFAULT AND REMEDIES.

7.1   Purchaser's Remedies. Notwithstanding anything to the contrary contained in this Agreement, if Closing does not occur due to a Seller default, then, as Purchaser's sole and exclusive remedy, Purchaser may either (a) terminate this Agreement and the Earnest Money shall be returned to Purchaser, and Purchaser shall be entitled to reimbursement by Seller of Purchaser's actual documented out-of-pocket third-party expenses incurred in connection with Purchaser's due diligence investigations of the Property and negotiation of this Agreement and the Closing Documents, in an amount not to exceed the sum of Forty Thousand and No/100 Dollars ($40,000.00), in which event this Agreement shall be null and void, and neither party shall have any further rights or obligations under this Agreement, or (b) provided an action is filed within one (1) month thereafter, Purchaser may seek specific performance of this Agreement, but not damages. Purchaser's failure to seek specific performance as aforesaid shall constitute its election to proceed under clause (a) above.

7.2   Seller's Remedies. Purchaser and Seller acknowledge that it would be extremely impractical and difficult to ascertain the actual damages which would be suffered by Seller if Purchaser fails to consummate the purchase and sale contemplated herein for any reason other than Seller's default hereunder in any material respect or the failure of a condition precedent to Purchaser's obligation to close hereunder. Purchaser and Seller have considered carefully the loss to Seller occasioned by taking the Property off the market as a consequence of the negotiation and execution of this Agreement, the expenses of Seller incurred in connection with the preparation of this Agreement and Seller's performance hereunder, and the other damages, general and special, which Purchaser and Seller realize and recognize Seller will sustain but which Seller cannot at this time calculate with absolute certainty. Based on all those considerations, Purchaser and Seller have agreed that the damage to Seller in such event would reasonably be expected to be equal to the sum of the Earnest Money plus Two Hundred Seventy Seven Thousand, Five-Hundred and No/100 Dollars ($277,500.00). Accordingly, if Purchaser defaults under the terms of this Agreement, then Seller shall have the right to retain the Earnest Money and Purchaser shall promptly remit to Seller Two Hundred Seventy Seven Thousand, Five-Hundred and No/100 Dollars ($277,500.00) as full and complete liquidated damages. Notwithstanding the foregoing, this Section 7.2 shall not limit Seller's rights pursuant to Purchaser's indemnity obligations under this Agreement.

7.3   Post-Closing Remedies. After Closing, Seller and Purchaser shall, subject to the terms and conditions of this Agreement, have such rights and remedies as are available at law or in equity, except that neither Seller nor Purchaser shall be entitled to recover from the other consequential or special damages.

8.   CONDITIONS PRECEDENT.

8.1   Due Diligence Period. Within five (5) days after the Effective Date, Seller will deliver or make available to Purchaser the due diligence materials listed on **Exhibit 8.1** attached hereto, to the extent such materials are in the possession of Seller (the "**Due Diligence Materials**") Purchaser shall have until 5:00 p.m., Winston-Salem, North Carolina time on the date that is thirty (30) days after the Effective Date (the "**Due Diligence Period**") within which to inspect the Property, obtain any necessary internal approvals to the transaction, and satisfy itself as to all matters relating to the Property, including, but not limited to, environmental, engineering, structural, financial, title and survey matters. If Purchaser determines that the Property is unsuitable for its purposes pursuant to this Section 8.1 for any reason, then Purchaser may terminate this Agreement by written notice to Seller given at any time prior to the expiration of the Due Diligence Period. If Purchaser terminates this Agreement pursuant to this Section 8.1 by written notice to Seller on or before fourteen (14) days following the Effective Date, the entire Earnest Money, including the Hard Earnest Money shall be returned to Purchaser and neither party shall have any further rights or obligations under this Agreement except for those which expressly survive termination of this Agreement. If Purchaser terminates this Agreement pursuant to this Section 8.1 by written notice to Seller after the fourteenth (14th) day following the Effective Date but prior to the expiration of the Due Diligence Period, (i) the Hard Earnest Money shall be released to Seller, and (ii) $227,500.00 of the Earnest Money shall be returned to Purchaser, and neither party shall have any further rights or obligations under this Agreement except those which expressly survive termination of this Agreement. Purchaser's failure to so terminate this Agreement within the Due Diligence Period shall be deemed a waiver by Purchaser of the condition contained in this section. During the Due Diligence Period, Purchaser and its representatives may inspect, at reasonable hours, the Property and all leases, contracts, management reports, and other documents pertaining to the ownership and operation of the Property; provided, however, Seller shall not be required to provide Purchaser access to any internal organizational information or materials of Seller or any other proprietary or confidential information. Purchaser shall be entitled to examine the Property's physical condition, including the right to enter vacant apartments and, upon compliance with the Leases and the tenant's consent, the right to enter leased areas. Purchaser's right of inspection pursuant to this section is and shall remain subject to the rights of tenants under the Leases and other occupants and users of the Property and Purchaser shall use reasonable efforts to minimize interference with tenants and Seller's operation of the Property. No on-site inspection shall be undertaken without five (5) days' prior notice to Seller. Seller or Seller's representative shall have the right to be present at any or all inspections. Neither Purchaser nor its agents or representatives shall contact any tenants without the prior consent of Seller and Purchaser shall permit Seller to participate in any such contact. No inspection shall involve the taking of samples or other physically invasive procedures without the prior consent of Seller. Purchaser agrees not to permit any mechanic's or materialmen's liens or claims for such liens to attach to the Property as a result of Purchaser's inspections. Upon the completion of any inspection or test, Purchaser shall restore the Property to its condition prior to such inspection or test. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall indemnify, defend (with counsel reasonably acceptable to Seller) and hold Seller and its employees, tenants and agents harmless from and against any and all loss, cost, expense, liability, damage, cause of action or claim (including, without limitation, attorneys' fees incurred in connection therewith) arising out of or resulting from Purchaser's exercise of its rights under this Agreement, including, without limitation, its right of entry upon and inspection and testing of the Property as provided for in this section, but excluding damages from the mere discovery of pre-existing conditions at the Property, and such indemnity shall survive the Closing and any termination of this Agreement. Prior to entering upon the Property for purposes of performing any inspection thereof, Purchaser shall provide Seller with written evidence of commercial general liability insurance, including broad form contractual liability, from such company having limits of One Million Dollars ($1,000,000) per occurrence with a Two Million Dollars ($2,000,000) policy aggregate, which policy shall name Seller and its property manager as an additional insured. Purchaser will not reveal to any third party not approved by Seller the results of its inspections or tests (unless required to do so by law), and upon Seller's request, Purchaser agrees to provide Seller with a copy of any third party inspection or test report, if Purchaser terminates this Agreement.

8.2   Material Environmental Condition. If Purchaser's environmental findings reveal an Environmental Condition (as hereinafter defined), Purchaser may, at its election, terminate this Agreement pursuant to this Section 8.2 by delivering written notice to Seller prior to the expiration of the Due Diligence Period, in which event Purchaser shall receive an immediate return of the Earnest Money, less the Independent Consideration. As used herein, "**Environmental Condition**" means a recognized environmental condition which would require remediation in the reasonable discretion of the qualified environmental professional that will cost in excess of $75,000 to cure or remediate in the reasonable opinion of the qualified environmental professional or a recommendation in the environmental site assessment for the performance of a Phase II environmental examination.

8.3   Accuracy of Seller's Representations and Warranties. As a condition to the obligations of Purchaser to close hereunder, each of Seller's representations and warranties set forth in Section 9.1 below shall be materially true and correct as of the Closing, as modified by any Pre-Closing Disclosures (as defined in Section 9.2 below). Notwithstanding the foregoing, if Seller makes any material Pre-Closing Disclosure to Purchaser, Purchaser shall have the right to terminate this Agreement by delivering written notice thereof to Seller on or before the earlier of the Closing, or the fifth (5th) business day after Purchaser receives written notice of such Pre-Closing Disclosure, in which event this Agreement shall terminate and be of no further force or effect, except as may expressly survive termination hereof, and the Hard Earnest Money shall be released to Seller and $227,500.00 of the Earnest Money shall be returned to Purchaser. If Purchaser does not terminate this Agreement pursuant to its rights under this section, then such representations and warranties shall be deemed modified to conform them to the Pre-Closing Disclosure.

8.4   Service Contracts. By not later than the last day of the Due Diligence Period, Purchaser shall inform Seller which of the Service Contracts set forth in **Exhibit 8.4**, if any, Purchaser wishes to assume. At the Closing, Seller shall deliver to Purchaser written notices to vendors under all Service Contracts which Purchaser has not elected to assume terminating such Service Contracts by Seller effective as of the Closing Date; provided, however, Seller shall have no obligation to terminate and Purchaser must assume any and all Service Contracts that are not able to be terminated immediately by Seller at Closing without cost or penalty and all Service Contracts that are not terminable without the payment of a penalty or premium for early termination.

8.5.   Minimum Rental Contingency. Purchaser's obligation to close under this Agreement is subject to and contingent upon the total Rental Income of the Property being no less than $160,000 for each of the following months: (i) June of 2020, and (ii) July of 2020. "**Rental Income**" as used herein shall mean all base rent and additional rent under the Leases calculated consistent with Seller's historical accounting standards for the Property for the applicable month as reflected on the updated rent roll to be provided by Seller to Purchaser within five (5) business days following the end of the applicable month, and shall exclude any expense reimbursements pursuant to the Leases or other similar income generated by the Property and not derived from the Leases. In the event the Rental Income of the Property as reflected on the updated rent roll delivered to Purchaser for the months of June 2020 or July 2020 is less than $160,000, Purchaser may terminate this Agreement upon written notice to Seller within three (3) business days following the receipt of said rent roll, whereupon the Hard Earnest Money and $227,500.00 of the Earnest Money shall be returned to Purchaser, without the need for any further releases or consents from Purchaser, and both parties shall be released from further liability hereunder, except with respect to those obligations which survive the termination of this Agreement. If Purchaser fails to deliver a written notice of termination on or before 5:00 p.m., Winston-Salem, North Carolina time on the last day of the said three (3) business day period following receipt of the applicable rent roll, Purchaser shall be deemed to have waived its right to terminate this Agreement for failure of the Property to have Rental Income equal to or above $160,000 for the applicable month.

8.6   Financing Contingency. Notwithstanding anything to the contrary, Purchaser's obligations under this Agreement are contingent upon it securing approval for a sixty-five percent (65%) loan to value loan from a lender ("**Lender**"), within fifteen (15) calendar days after the expiration of the Due Diligence Period ("**Financing Period**"). Purchaser shall promptly following the Effective Date apply for such financing and use its commercially reasonable efforts to obtain approval of same. If Purchaser is unable to obtain approval of such financing, Purchaser may provide written notice of termination to Seller on or before the expiration of the Financing Period whereupon the Independent Consideration and Hard Earnest Money shall be disbursed to Seller and the remainder of the Earnest Money returned to Purchaser.

9.   REPRESENTATIONS, WARRANTIES AND COVENANTS.

9.1   Seller's Representations and Warranties. Subject to Section 9.5 below, Seller hereby represents and warrants to Purchaser as to the following matters, as of the date of this Agreement:

9.1.1   Organization and Authority. Seller is duly organized validly existing under the laws of the State of North Carolina. Seller has the power and authority under its organizational documents to sell, transfer, convey and deliver the Property to be sold and purchased hereunder, and all action and approvals required thereunder have been duly taken and obtained. The execution and entry into this Agreement, the execution and delivery of the documents and instruments to be executed and delivered by Seller on the Closing Date and the performance by Seller of its duties and obligations under this Agreement and of all other acts necessary for the full consummation of the purchase and sale of the Property as contemplated herein, are not in violation of any contract, agreement or other instrument to which Seller is a party or by which Seller is bound, or any judicial order or judgment of any nature by which Seller is bound. All necessary and appropriate action has been taken and will be taken, as applicable, by Seller to authorize and approve the execution of and entry into this Agreement, the execution and delivery by Seller of the documents and instruments to be executed by Seller on the Closing Date and the performance by Seller of its duties and obligations under this Agreement and of all other acts reasonably necessary and appropriate for the consummation of the purchase and sale of the Property as contemplated herein.

9.1.2   No Conflict.   The execution and delivery of this Agreement, the consummation of the transactions provided for herein and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, any provision of Seller's organizational documents.

9.1.3   Condemnation. To Seller's knowledge, Seller has not received from any governmental authority any written notice of any condemnation of the Property or any material part thereof.

9.1.4   Litigation. Except routine rent collection and ejectment matters arising under any tenant Leases, there is no pending, or to Seller's knowledge, any threatened, material claim, action, suit, proceeding or investigation against, by or affecting the Property or Seller's right to transfer the Property.

9.1.5   Insolvency. No bankruptcy, insolvency, rearrangement, or similar action or proceeding, whether voluntary or involuntary, is pending or threatened against Seller, and Seller has no intention of filing or commencing any such action or proceeding.

9.1.6   Environmental. Except as may be set forth in any environmental report delivered by Seller to Purchaser as part of the Due Diligence Materials, Seller has no knowledge of and has not received written notice of any Hazardous Materials (as hereinafter defined) which exist on or about the Property.

9.1.7   Options. To Seller's knowledge, no individual or entity has been granted or is entitled to any option or rights of first offer or first refusal to purchase or acquire the Property or any portion thereof or interest therein.

9.1.8   Foreign Person. Neither Seller nor any of the persons or entities directly constituting Seller is a foreign person within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended (the Foreign Investment and Real Property Tax Act).

9.1.9   OFAC. Neither Seller nor, to Seller's knowledge, any direct or indirect owner of Seller, is (a) identified on the OFAC List or (b) a person with whom a citizen of the United States is prohibited to engage in transactions by any trade embargo, economic sanction, or other prohibition of United States law, rule, regulation or Executive Order of the President of the United States. The term **"OFAC List"** shall mean the list of specially designated nationals and blocked persons subject to financial sanctions that is maintained by the U.S. Treasury Department, Office of Foreign Assets Control and any other similar list maintained by the U.S. Treasury Department, Office of Foreign Assets Control pursuant to any law, rule, regulation or Executive Order of the President of the United States, including, without limitation, trade embargo, economic sanctions, or other prohibitions imposed by Executive Order of the President of the United States.

9.1.10 <u>Rent Roll.</u> The Rent Roll for the Property attached hereto as **Exhibit 9.1.10** is the same Rent Roll utilized by Seller in its ownership and operation of the Property.

9.2   <u>Representations Remade</u>. As of Closing, Seller shall be deemed to remake and restate the representations set forth in <u>Section 9.1</u>, except that the representations shall be updated by delivering written notice to Purchaser in order to reflect any fact, matter or circumstance which Seller has become aware of that would make any of Seller's representations or warranties contained herein untrue or incorrect (any such disclosure being referred to as a "**Pre-Closing Disclosure**"). When used herein, the term "to Seller's knowledge" shall refer to the actual knowledge of Evan Goldenberg and of no other person or entity and is made solely on the basis of the current, conscious, and actual, as distinguished from implied, imputed, and constructive, knowledge upon the date that such representation or warranty is made, without inquiry or investigation thereof. So qualifying Seller's knowledge shall in no event give rise to any personal liability on the part of Evan Goldenberg or any other officer or employee of Seller.

9.3   <u>Covenants</u>. Seller hereby covenants and agrees with Purchaser as to the following matters.

9.3.1   <u>Operations</u>. Between the Effective Date and the Closing Date, Seller shall operate the Property in the normal course of Seller's business and shall use commercially reasonable efforts to maintain the Property in the same condition as of the date of this Agreement, ordinary wear and tear excepted, and subject to <u>Section 5</u> above. Should any rental units become vacant more than ten (10) days prior to the Closing Date, Seller shall render those units rent ready in the normal course of Seller's business. For any units not rent ready at Closing, Purchaser shall receive a credit at Closing of Five Hundred and No/100 Dollars ($500.00).

9.3.2   <u>Other Agreements</u>. Between the Effective Date and the Closing Date and except as required by law or by any of the Permitted Exceptions or as otherwise permitted under this Agreement, Seller shall not become party to agreements granting an easement or right-of-way on, under or about the Property, and Seller shall not become party to any agreements granting easements or rights-of-way in favor of the Property.

If Seller fails to perform any of the covenants contained in this section hereof and, either Purchaser receives written notice thereof from Seller pursuant to the notice provisions hereof prior to Closing or Purchaser shall have actual knowledge of, a default by Seller under this section prior to Closing, Purchaser shall have the rights and remedies available to Purchaser under <u>Section 7.1</u> hereof, and if Purchaser elects to close and consummate the transaction contemplated by this Agreement in lieu of exercising its rights and remedies under <u>Section 7.1</u> hereof, then such default by Seller shall be deemed to be waived by Purchaser at the Closing, and to the extent such default by Seller is the entering into by Seller of any agreements in violation of Section 9.3.1 or Section 9.3.2 hereof, Purchaser shall at Closing accept an assignment of Seller's rights thereunder and assume the obligations of Seller thereunder arising or accruing after the Closing Date.

9.4   Purchaser's Representations and Warranties.   Subject to Section 9.5 below, Purchaser represents and warrants that:

9.4.1   Organization and Authority. Purchaser is organized under the laws of the State of North Carolina. Purchaser has the power and authority under its organizational documents to perform its obligations hereunder, and all action and approvals required have been duly taken and obtained.

9.4.2   No Conflict.   The execution and delivery of this Agreement, the consummation of the transactions provided for herein and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, any provision of Purchaser's organizational documents.

9.4.3   No Bankruptcy. Purchaser has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Purchaser's creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Purchaser's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Purchaser's assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.

9.4.4   Inspection. By the end of the Due Diligence Period, Purchaser shall have inspected the Property and shall have reviewed the Leases, Service Contracts, expenses, and other matters relating to the Property and, based upon its own investigations, inspections, tests, and studies, determined whether to purchase the Property and assume Seller's rights and obligations under the Leases, Service Contracts, and otherwise with respect to the Property, fully and completely at its expense and shall have ascertained to its satisfaction the extent to which the Property complies with applicable zoning, building, environmental, health and safety and all other laws, codes and regulations.

9.5   Survival and Limitation of Liability.   Purchaser's right to enforce the representations and warranties set forth in Section 9.1, subject to modifications thereto as a result of any Pre-Closing Disclosure, shall survive the Closing, but only as to claims of which Purchaser notifies Seller in writing within one hundred and eighty (180) days after Closing, and not otherwise. Notwithstanding anything in this Agreement to the contrary, the liability of Seller arising under or in connection with Seller's covenants, representations and warranties contained in this Agreement, and any other agreements of Seller which are expressly provided in this Agreement to survive Closing, is limited to an aggregate of Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00) and Seller shall not be liable for any claim hereunder unless, until, and only to the extent such claim exceeds Twenty Five Thousand and No/100 Dollars ($25,000.00).

10.   DISCLAIMERS AND WAIVERS.

10.1   No Reliance on Documents. Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Purchaser in connection with the transaction contemplated hereby including, without limitation, the Due Diligence Materials delivered or made available by

Seller to Purchaser. Purchaser acknowledges and agrees that all materials, data and information delivered by Seller to Purchaser in connection with the transaction contemplated hereby are provided to Purchaser as a convenience only and that any reliance on or use of such materials, data or information by Purchaser shall be at the sole risk of Purchaser, except as otherwise expressly stated herein. Without limiting the generality of the foregoing provisions, Purchaser acknowledges and agrees that (a) any Due Diligence Materials, data, information, environmental studies or other reports with respect to the Property which is delivered by Seller to Purchaser (the "**Deliveries**") shall be for general informational purposes only, (b) Purchaser shall not have any right to rely on any such report delivered by Seller to Purchaser, but rather shall rely on its own inspections and investigations of the Property and any reports commissioned by Purchaser with respect thereto, and (c) neither Seller, any affiliate of Seller nor the person or entity which prepared any such report delivered by Seller to Purchaser shall have any liability to Purchaser for any inaccuracy in or omission from any such report.

10.2 <u>DISCLAIMERS</u>. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE DOCUMENTS TO BE DELIVERED AT CLOSING PURSUANT TO <u>SECTIONS 4.1 AND 4.2</u> HEREOF (the "**Closing Documents**"), IT IS UNDERSTOOD AND AGREED THAT SELLER IS NOT MAKING AND HAS NOT AT ANY TIME MADE ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESSED OR IMPLIED, WITH RESPECT TO THE PROPERTY, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO HABITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE (OTHER THAN SELLER'S LIMITED WARRANTY OF TITLE TO BE SET FORTH IN THE DEED), ZONING, TAX CONSEQUENCES, LATENT OR PATENT PHYSICAL OR ENVIRONMENTAL CONDITION, UTILITIES, OPERATING HISTORY OR PROJECTIONS, VALUATION, GOVERNMENTAL APPROVALS, THE COMPLIANCE OF THE PROPERTY WITH GOVERNMENTAL LAWS, THE TRUTH, ACCURACY OR COMPLETENESS OF THE DELIVERIES OR ANY OTHER INFORMATION PROVIDED BY OR ON BEHALF OF SELLER TO PURCHASER, OR ANY OTHER MATTER OR THING REGARDING THE PROPERTY. PURCHASER ACKNOWLEDGES AND AGREES THAT UPON CLOSING SELLER SHALL SELL AND CONVEY TO PURCHASER AND PURCHASER SHALL ACCEPT THE PROPERTY "<u>AS IS, WHERE IS, WITH ALL FAULTS</u>," EXCEPT TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT AND THE CLOSING DOCUMENTS. PURCHASER HAS NOT RELIED AND SHALL NOT RELY ON, AND SELLER IS NOT LIABLE FOR OR BOUND BY, ANY EXPRESSED OR IMPLIED WARRANTIES, GUARANTIES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY OR RELATING THERETO (INCLUDING SPECIFICALLY, WITHOUT LIMITATION, THE DELIVERIES) MADE OR FURNISHED BY SELLER, THE MANAGER OF THE PROPERTY, OR ANY REAL ESTATE BROKER OR AGENT REPRESENTING OR PURPORTING TO REPRESENT SELLER, TO WHOMEVER MADE OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING, UNLESS SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE CLOSING DOCUMENTS.

PURCHASER REPRESENTS TO SELLER THAT PURCHASER HAS CONDUCTED, OR SHALL CONDUCT PRIOR TO CLOSING, SUCH INVESTIGATIONS OF THE PROPERTY, INCLUDING BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AS PURCHASER DEEMS NECESSARY TO SATISFY ITSELF AS TO THE CONDITION OF THE PROPERTY AND THE EXISTENCE OR NONEXISTENCE OR CURATIVE ACTION TO BE TAKEN WITH RESPECT TO ANY HAZARDOUS OR TOXIC SUBSTANCES ON OR DISCHARGED FROM THE PROPERTY, AND SHALL RELY SOLELY UPON SAME AND NOT UPON ANY INFORMATION PROVIDED BY OR ON

BEHALF OF SELLER OR ITS AGENTS OR EMPLOYEES WITH RESPECT THERETO, OTHER THAN SUCH REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER AS ARE EXPRESSLY SET FORTH IN THIS AGREEMENT. UPON CLOSING, PURCHASER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY PURCHASER'S INVESTIGATIONS, AND PURCHASER, UPON CLOSING, SHALL BE DEEMED TO HAVE WAIVED, RELINQUISHED AND RELEASED SELLER (AND SELLER'S AND ITS PARTNERS' RESPECTIVE OFFICERS, DIRECTORS, PARTNERS, MEMBERS, SHAREHOLDERS, EMPLOYEES AND AGENTS) FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS' FEES AND COURT COSTS) OF ANY AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT HAVE ASSERTED OR ALLEGED AGAINST SELLER (AND SELLER'S AND ITS PARTNERS' RESPECTIVE OFFICERS, DIRECTORS, PARTNERS, MEMBERS, SHAREHOLDERS, EMPLOYEES AND AGENTS) AT ANY TIME BY REASON OF OR ARISING OUT OF ANY LATENT OR PATENT CONSTRUCTION DEFECTS OR PHYSICAL CONDITIONS, VIOLATIONS OF ANY APPLICABLE LAWS (INCLUDING, WITHOUT LIMITATION, THE AMERICANS WITH DISABILITIES ACT OR ANY ENVIRONMENTAL LAWS) AND ANY AND ALL OTHER ACTS, OMISSIONS, EVENTS, CIRCUMSTANCES OR MATTERS REGARDING THE PROPERTY.

10.3   Waiver and Release. As a material inducement to Seller to enter into the Agreement, and with the exception of those remedies expressly provided in this Agreement with respect to a breach by Seller of its express representations and warranties set forth herein, effective as of the Closing, Purchaser, for itself and on behalf of its successors and assigns, hereby irrevocably and unconditionally waives, releases, acquits, compromises with and forever discharges the Seller and each of the Seller's predecessors, successors, assigns, agents, partners, directors, officers, employees, insurance companies, representatives, attorneys, divisions, subsidiaries, affiliates (and partners, agents, directors, officers, employees, representatives and attorneys of such parent companies, divisions, subsidiaries and affiliates), and all persons acting by, through, under or in concert with any of them (collectively "**Released Parties**"), from and for all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorney's fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, arising in connection with the Property, whether prior to or after the Closing, including, but not limited to claims under any federal, state or local laws, including, without limitation, Environmental Laws (as defined below), which Purchaser now has, owns or holds, or claims to have, own or hold, or claimed to have, own or hold against any of the Released Parties. As used herein, the term "**Environmental Laws**" means any federal, state or local statute, law, rule, regulation, ordinance or code in effect and applicable to the Property on the Effective Date, and any judicial or administrative order, consent decree, judgment or directive in effect and applicable to the Property on the Effective Date, relating to the protection of environment or natural resources, or hazardous materials, including without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 et. seq., ("**CERCLA**") the Superfund Amendments and Reauthorization Act, 42 U.S.C. §§ 9601 et. seq., the Federal Toxic Substances Control Act, 15 U.S.C. §§ 2601 et. seq., the Federal Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et. seq., the Federal Hazardous Material Transportation Act, 49 U.S.C. §§ 1801 et. seq., the Federal Clean Air Act, 42 U.S.C. §

7401 <u>et. seq</u>., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 <u>et. seq</u>, and the regulations promulgated pursuant thereto. The provisions of this section shall survive the Closing.

   10.4   <u>Survival</u>. The provisions of this Article 10 shall survive Closing or any termination of this Agreement.

11.   <u>MISCELLANEOUS</u>.

   11.1   <u>Entire Agreement</u>. All understandings and agreements heretofore had between Seller and Purchaser with respect to the Property are merged in this Agreement, which alone fully and completely expresses the agreement of the parties. Purchaser acknowledges that it has inspected or will inspect the Property and that it accepts the same in its "as is" condition subject to use, ordinary wear and tear and natural deterioration. Purchaser further acknowledges that, except as expressly provided in this Agreement, neither Seller nor any agent or representative of Seller has made, and Seller is not liable for or bound in any manner by, any express or implied warranties, guaranties, promises, statements, inducements, representations or information pertaining to the Property.

   11.2   <u>Assignment</u>. Except as provided in <u>Section 11.10</u> below, neither this Agreement nor any interest hereunder shall be assigned or transferred by Purchaser without Seller's consent; provided, however, that no such consent shall be required with respect to Purchaser's assignment to an entity owned and controlled by Purchaser; and provided further that upon any such assignment permitted hereunder, the Purchaser named herein shall remain liable to Seller for the performance of "Purchaser's" obligations hereunder.

   11.3   <u>Modifications</u>. This Agreement shall not be modified or amended except in a written document signed by Seller and Purchaser.

   11.4   <u>Time of Essence</u>. Time is of the essence of this Agreement. In the computation of any period of time provided for in this Agreement or by law, the day of the act or event from which the period of time runs shall be excluded, and the last day of such period shall be included, unless it is a Saturday, Sunday, or legal holiday, in which case the period shall be deemed to run until the end of the next day which is not a Saturday, Sunday, or legal holiday.

   11.5   <u>Governing Law</u>. This Agreement shall be governed and interpreted in accordance with the laws of the state in which the Property is located.

   11.6   <u>Notices</u>. All notices, demands, designations, certificates, requests, offers, consents, approvals, appointments and other instruments given pursuant to this Agreement shall be in writing and given by (a) hand delivery; (b) express overnight delivery service; (c) certified or registered mail, return receipt requested; or (d) e-mail and shall be deemed to have been delivered upon (i) receipt, if hand delivered; (ii) the next business day, if delivered by a reputable express overnight delivery service; (iii) the third (3rd) business day following the day of deposit of such notice with the United States Postal Service, if sent by certified or registered mail, return receipt requested; or (iv) the date of transmission, if delivered by e-mail. Notices shall be provided to the parties and addresses specified below:

   <u>If to Seller</u>:
   EBEX WS LP
   269 S Beverly Drive, Suite 135
   Beverly Hills, California 90212

Attention: Evan Goldenberg
Telephone: (310) 963-6962
Email: evan@ebexholdings.com

With a copy to:
Bourland, Wall & Wenzel, P.C.
301 Commerce Street, Suite 1500
Fort Worth, Texas 76102-4115
Attention: Bryon R. Hammer
Telephone: (817) 877-1088
Email: bhammer@bwwlaw.com

If to Purchaser:
DeRosa Capital 11, LLC
345 South Broad Street
Trenton, NJ 08608
Attention: Matt Faircloth
Email: MFaircloth@DerosaGroup.com

With a copy to:
Brownlee Whitlow & Praet, PLLC
1204 Village Market Place, #295
Morrisville, NC 27560
Telephone: (919) 863-6161
Attention: Norman D. Praet
Email: npraet@bwpf-law.com

11.7   Confidentiality. Prior to Closing, Purchaser and its representatives shall hold in strictest confidence all data and information obtained with respect to Seller or its business, whether obtained before or after the execution and delivery of this Agreement, and shall not disclose the same to others; provided, however, that it is understood and agreed that Purchaser may disclose such data and information to the employees, consultants, accountants and attorneys of Purchaser provided that such persons agree in writing to treat such data and information confidentially. If this Agreement is terminated or Purchaser fails to perform hereunder, Purchaser shall promptly return to Seller any statements, documents, schedules, exhibits or other written information obtained from Seller in connection with this Agreement or the transaction contemplated herein. In the event of a breach or threatened breach by Purchaser or its agents or representatives of this section, Seller shall be entitled to an injunction restraining Purchaser or its agents or representatives from disclosing, in whole or in part, such confidential information. Nothing herein shall be construed as prohibiting Seller from pursuing any other available remedy at law or in equity for such breach or threatened breach. The provisions of this section shall survive Closing or any termination of this Agreement.

11.8   Reports. If for any reason Purchaser does not consummate the Closing, then Purchaser shall assign and transfer to Seller all of its right, title and interest in and to any and all studies, reports, surveys and other information, data and/or documents relating to the Property or any part thereof prepared by or at the request of Purchaser, its employees and agents, and shall deliver to Seller copies of all of the foregoing.

11.9   Reporting Person. Seller and Purchaser hereby designate Escrow Agent to act as and perform the duties and obligations of the "reporting person" with respect to the transaction contemplated by this Agreement for purposes of 26 C.F.R. Section 1.6045-4(e)(5) relating to the requirements for information reporting on real estate transaction closed on or after January 1, 1991. In this regard, Seller and Purchaser each agree to execute at Closing, and to cause Escrow Agent to execute at Closing, a Designation Agreement, designating Escrow Agent as the reporting person with respect to the transaction contemplated by this Agreement.

11.10   Section 1031 Exchange. Either party may structure the disposition or acquisition of the Property, as the case may be, as a like-kind exchange under Internal Revenue Code Section 1031 at the exchanging party's sole cost and expense. The other party shall reasonably cooperate therein, provided that such other party shall incur no material costs, expenses or liabilities in connection with the exchanging party's exchange. If either party uses a qualified intermediary to effectuate an exchange, any assignment of the rights or obligations of such party hereunder shall not relieve, release or absolve such party of its obligations to the other party. The exchanging party shall indemnify, defend and hold harmless the other party from all liability in connection with the indemnifying party's exchange, and the indemnified party shall not be required to take title to or contract for the purchase of any other property. The provisions of this section shall survive the Closing.

11.11   Press Releases. The parties hereto shall not issue any press releases with respect to the transactions contemplated hereby or consummated in accordance with the terms hereof except as required by law or upon the mutual agreement of the parties as to the form and content of such press release (with consent not to be unreasonably withheld or delayed by either party).

11.12   Counterparts. This Agreement may be executed in any number of identical counterparts, any or all of which may contain the signatures of less than all of the parties, and all of which shall be construed together as but a single instrument.

11.13   Construction. This Agreement shall not be construed more strictly against Seller merely by virtue of the fact that the same has been prepared by Seller or its counsel, it being recognized both of the parties hereto have contributed substantially and materially to the preparation of this Agreement.

11.14   Attorneys' Fees. In the event of litigation between the parties with respect to this Agreement or the transaction contemplated hereby, the prevailing party therein shall be entitled to recover from the losing party all of its costs of enforcement and litigation, including, but not limited to, its reasonable attorneys' and paralegal fees, witness fees, court reporters' fees and other costs of suit. In addition, in the event this Agreement is terminated in accordance with the terms herein and a dispute arises regarding the release of all or any portion of the Earnest Money to Seller, if applicable, Purchaser hereby agrees to reimburse Seller for its all of its costs of enforcing the terms of this Agreement as it relates to the release of any portion of the Earnest Money to Seller, including its reasonable attorneys' fees, whether or not such dispute is settled through means of litigation.

11.15   Lead-Based Paint Disclosure. **Exhibit 11.15** attached hereto is hereby incorporated herein by reference.

11.16   Extension Period. Purchaser shall be entitled to extend either the Due Diligence Period, Financing Period, or Closing Date for a period of fourteen (14) days ("Extension Period") by providing written notice to Seller prior to the end of the period sought to be extended and by placing an additional Fifty Thousand and no/100 Dollars ($50,000.00) as additional Earnest Money ("Additional Earnest Money") with the Escrow Agent. The Additional Earnest Money shall only be refundable only under the same terms as the Hard Earnest Money but shall be applicable to the Purchase Price. Purchaser shall only be entitled to one Extension Period.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives effective as of the date first above written.

SELLER: **EBEX WS LP**,
                                                     a North Carolina limited partnership

                                                     By: EBEX WS GP, LLC
                                                            a North Carolina limited liability company
                                                            its General Partner

                                                            

                                                            By: _____
                                                                   Evan Goldenberg, Manager

PURCHASER: **DeRosa Capital 11, LLC,**
                                                     a North Carolina limited liability company

                                                     By: DeRosa Capital 11 Management, LLC
                                                            a North Carolina limited liability company
                                                            its Manager

                                                            By: _____
                                                                   Matthew Faircloth, Manager

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives effective as of the date first above written.

SELLER: **EBEX WS LP**,
a North Carolina limited partnership

By: EBEX WS GP, LLC
a North Carolina limited liability company
its General Partner

By: _____
Evan Goldenberg, Manager

PURCHASER: **DeRosa Capital 11, LLC,**
a North Carolina limited liability company

By: DeRosa Capital 11 Management, LLC
a North Carolina limited liability company
its Manager



By: _____
Matthew Faircloth, Manager

LIST OF EXHIBITS:

1   Legal Description
4.1(b) Bill of Sale
4.1(c) Assignment and Assumption of Leases
4.1(d) Assignment and Assumption of Service Contracts
4.1(e) Notice to Tenants
8.1 Due Diligence Materials
8.4 Service Contracts
9.1.10 Rent Roll
11.15 Lead-Based Paint Disclosure

EXHIBIT 1
LEGAL DESCRIPTION

All that certain lot, piece or parcel of land, with the buildings and improvements thereon erected, situate, lying and being in the City of Winston Salem, County of Forsyth, State of North Carolina.

PARCEL ONE:

Beginning at a 1/2" existing iron pipe at the southeast corner of Lot #8 as shown on the map of Grandville View, recorded in Plat Book 9, at Page 71, which is in the northern Right-of-Way of Anson Street, said existing iron pipe being the southern most of 2 control corners shown on a Map of The Monticello Apartments, as recorded in Plat Book 20, Page 105 in the office of the Register of Deeds of Forsyth County, North Carolina, said iron stake also being South 88 degrees 13 minutes 49 seconds East 150.09 feet from a 3/4" existing iron pipe located at the northeast corner of the intersection of Anson Street and Sunset Drive: RUNNING THENCE North 01 Degrees 30 Minutes 00 Seconds East 461.80 feet, along the eastern line of said Lot 8, 7 & 6 and crossing Lot 5, 4, 3 and falling in with the East lines of Lot 2 & 1, all of which is shown on the latter said map, to a 1/2" new iron pipe in the southern line of a private drive; THENCE North 88 degrees 21 minutes 26 seconds West 150.00 feet along the said southern line to a 3/4" existing iron pipe; THENCE North 01 degrees 31 minutes 48 seconds East 717.56 feet, crossing the said private drive and falling in with the eastern line of a service load, and the eastern lines of Lot 123 & Lot 15, all of which is shown on the map of Highland Park recorded in Plat Book 1, at Page 96 to a 1" existing iron pipe; THENCE South 71 degrees 59 minutes 51 seconds East 462.96 feet, along the southern lines of Lot 15, 14, 13, 12, 11, & 1, all of which is shown on the latter said map, to a 1/2" existing pipe in the western Right-of-Way line of said Anson Street; THENCE South 09 degrees 17 minutes 48 seconds East 223.18 feet, crossing said Anson Street, to an existing 1/2" iron pipe located in the centerline of Austin Street (now closed) which is shown on the map of Fries, Lerniy, Edmunds Taylor Property, recorded in Plat Book 1, Page 54 in the office of the Register of Deeds of Forysth County, THENCE South 82 degrees 38 minutes 12 seconds East 134.34 feet, along the latter said centerline, to an 1/2" existing iron pipe, which is the northwest corner of the Richard B. Chappell, Sr. Lot, recorded in Deed Book 1635 at Page 3164; THENCE South 07 degrees 43 minutes 59 seconds West 61.92 feet, along the western line of said Chappell to a 1/2" existing iron pipe; THENCE South 36 degrees 32 minutes 43 seconds East 121.49 feet, along a western line of said Chappell to a 1/2" existing iron pipe in the western line of the Richard B. Chappell Tract of Land, recorded in Deed Book 1416, Page 786; THENCE South 07 degrees 06 minutes 29 seconds West 526.78 feet, along the latter said western line, falling in with the western line of Charles A. Key, Sr., (Deed Book 1822, Page 3370), and the western line of Lee Howard (Deed Book 1509, Page

1391), to a 1/2" new iron pipe; THENCE South 09 degrees 28 minutes 11 seconds West 280.80 feet, along a western line of said Howard, falling in with the western line of Peters Creek Properties, Inc, (Deed Book 1779, Page 0755), and the western line of Leonard Kurman, (Deed Book 1565, Page 1413), to a 1/2" new P.K. nail, which is the northeast corner of the 2.54 acre tract Peregrine Associates, (Deed Book 1495, Page 1286); THENCE South 78 degrees 08 minutes 08 seconds West 241.06 feet, along a northern line of said Peregrine tract, to a 3/4" existing iron pipe; THENCE North 88 degrees 21 minutes 49 seconds West 363.64 feet, along a northern Line of said Peregrine Tract, to a 1/2 " existing iron pipe in the eastern Right-of-Way line of Sunset Drive; THENCE North 01 degrees 40 minutes 54 seconds East 199.87 feet, along the said East Right-of-Way line to a 1/2" existing iron pipe, which is the southwest corner of said Lot 8; THENCE South 88 degrees 13 minutes 49 seconds East 150.09 feet, along the said northern Right-of-Way line of Anson Street, to THE PLACE OF BEGINNING.

Less and except any portion of land lying within Anson Street.

PARCEL TWO:

TRACT I:

BEGINNING at an iron pipe in a concrete monument in Peters Creek, the same being the northeast corner of the property conveyed by Rudolph Glanckopf, et al., to the Grantor, by deed dated the 23rd day of November, 1965, and running thence North 68 degrees 17 minutes West 50.00 feet to an iron pipe; thence a new line South 10 degrees 15 minutes 40 seconds West 906.93 feet to an iron pipe; thence South 89 degrees 32 minutes 50 seconds East, crossing Peters Creek, 171.40 feet to an iron pipe in the eastern line of the real property described in the aforementioned deed; thence along the eastern line of the real property described in the aforementioned deed North 2 degrees 29 minutes East 875.57 feet to the point of Beginning.

TRACT II:

BEGINNING at an iron stake in the southern margin of Ardsley Street, the said stake being located the following courses and distances from an iron stake in the southeastern corner of the intersection of Sunset Drive and Ardsley Street: South 68 degrees 17 minutes East 358.68 feet to a point; South 66 degrees 00 minutes 19 seconds East 16.32 feet to the beginning point, and running thence South 10 degrees 09 minutes 30 seconds West 191.99 feet to an iron stake; thence North 86 degrees 14 minutes 50 seconds West 150.0 feet to an iron stake; thence South 03 degrees 45 minutes 10 seconds West 200.0 feet to an iron stake; thence South 01 degree 14 minutes 50 seconds East 45.0 feet to an iron stake; thence South 88 degrees 45 minutes 10 seconds West 20.0 feet to an iron stake; thence South 01 degree 14 minutes 50 seconds East 290.0 feet to an iron stake in the North line of the J. Frank Sink property; thence along the northern line of the J. Frank Sink property South 89 degrees 44 minutes 50 seconds East 214.71 feet to an iron stake; thence North 08 degrees 23 minutes 20 seconds East 675.05 feet to an iron stake in the southern margin of Ardsley Street; thence along the southern margin of Ardsley Street a curve to the left having an arc distance of 130.27 feet upon a bearing of North 66 degrees 00 minutes 19 seconds East a chord distance of 130.23 feet to the point of BEGINNING, and being part of Phase II of the apartment project located on Tract "A" of Platan Hills Subdivision, Section 2, as recorded in Plat Book 23, at Page 41, in the Forsyth County Public Registry, and as shown on a map of survey prepared by Trulove Engineer, Inc., dated January 16, 1971.

PARCEL THREE:

BEGINNING at an iron pin located at the intersection of the south margin of Ardsley Street with the east margin of Sunset Drive as shown on a plat of Platen Hills Subdivision, Section Two, recorded in Plat Book 23 at Page 41 in the Office of the Register Deeds of Forsyth County, North Carolina and running thence from said beginning point along the south margin of Ardsley Street South 68 degrees 08 minutes 06 seconds East 358.68 feet to a point running thence along the curve to the right a chord distance of 16.32 feet South 67 degrees 50 minutes 57 seconds East to a point; running thence South 10 degrees 20 minutes 31 seconds West 191.60 feet to a point; running thence North 86 degrees 07 minutes 31 seconds West 150 feet to a point; running thence South 03 degrees 52 minutes 29 seconds West, 200 feet to a point; running thence South 01 degree 07 minutes 31 seconds East 45 feet to a point; running thence South 88 degrees 52 minutes 37 seconds West 20 feet to a point; running thence South 01 degrees 07 minutes 31 seconds East 290 feet to a point; running thence North 89 degrees 37 minutes 31 seconds West 100 feet to a point; running thence North 89 degrees 36 minutes 58 seconds West 70.99 feet to a stone on the easterly margin of Sunset Drive; running thence North 01 degree 17 minutes 10 seconds East 2.77 feet to an iron pin; running thence along a curve to the left having a chord distance of 144.32 feet North 05 degrees 27 minutes 31 seconds West to a point; running thence North 11 degrees 17 minutes 06 seconds West 199.53 feet to a point; running thence along a curve to the right having a chord distance of 457.51 feet North 07 degrees 25 minutes 54 seconds East to a point; running thence North 26 degrees 08 minutes 54 seconds East 62.44 feet to an iron pin in the place of BEGINNING.

NOTE: Being Parcel No. 6825-70-7316, 6824-79-6453 and 6824-79-3651, of the City of Winston Salem, County of Forsyth.

EXHIBIT 4.1(b)
BILL OF SALE

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, _____, a _____ (the "**Seller**"), hereby conveys to _____, a _____ (the "**Purchaser**"), all of Seller's right, title and interest in and to all furniture, furnishings, fixtures, equipment, and other tangible personal property owned by Seller (the "**Personal Property**") that is located at that certain real property known as "_____ Apartments", and located at _____, _____, North Carolina (the "**Real Property**") and used solely in connection with said Real Property.

The "Real Property" expressly excludes all property owned by tenants, property manager, or other users or occupants of the Real Property, all rights with respect to any refund of taxes applicable to any period prior to the date hereof, all rights to any insurance proceeds or settlements for events occurring prior to the date hereof, all cash on hand, checks, money orders, prepaid postage in postage meters, and accounts receivable applicable to periods on or prior to the date hereof, and all property in the management office of the Real Property owned by the property manager.

Seller has not made and does not make any express or implied warranty or representation of any kind whatsoever with respect to the Personal Property, including but not limited to any warranty of: merchantability of the Personal Property or its fitness for any particular purpose; the design or condition of the Personal Property; the quality or capacity of the Personal Property; workmanship or compliance of the Personal Property with the requirements of any law, rule, specification or contract pertaining thereto; patent infringement or latent defects. Purchaser accepts the Personal Property on an "AS IS, WHERE IS, WITH ALL FAULTS" basis.

IN WITNESS WHEREOF, Seller has caused this instrument to be executed and delivered as of this ___ day of _____, 20____.

_____,
a _____

By: _____

Name: _____

Title: _____

EXHIBIT 4.1(c)
ASSIGNMENT AND ASSUMPTION OF LEASES

For valuable consideration, the receipt and sufficiency of which are hereby acknowledged, _____, a _____ (the "**Assignor**"), hereby assigns, transfers and delegates to _____, a _____ (the "**Assignee**"), and Assignee hereby agrees to assume and accept the assignment and delegation of all of Assignor's right, title and interest [except for Assignor's right to collect delinquent rent] in and to the Landlord's rights and obligations under the leases and the security deposits relating to the property known as "_____ Apartments" and more particularly described on **Exhibit A** attached hereto.

By accepting this Assignment and by its execution hereof, Assignee assumes the payment and performance of, and agrees to pay, perform and discharge, all the debts, duties and obligations to be paid, performed or discharged from and after the date hereof, by the "landlord" or the "lessor" under the terms, covenants and conditions of the Leases, including, without limitation, brokerage commissions and compliance with the terms of the Leases relating to tenant improvements and security deposits.

Assignor hereby agrees to indemnify Assignee against and hold Assignee harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating before the date of closing and arising out of the Assignor's obligations under the Leases described in **Exhibit A**.

Assignee hereby agrees to indemnify Assignor against and hold Assignor harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating on or after the date of closing and arising out of the Assignee's obligations under the Leases described in **Exhibit A**.

If any litigation between Assignor and Assignee arises out of the obligations of the parties under this Assignment or concerning the meaning or interpretation of any provision contained herein, the losing party shall pay the prevailing party's costs and expenses of such litigation including, without limitation, reasonable attorneys' fees.

This Assignment may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment effective as of this ____ day of _____, 20____.

ASSIGNOR:

_____,
a _____

By: _____

Name: _____

Title: _____

ASSIGNEE:

_____,
a _____

By: _____

Name: _____

Title: _____


EXHIBIT 4.1(d)
ASSIGNMENT AND ASSUMPTION OF SERVICE CONTRACTS


        In consideration of One Dollar and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, _____, a _____ (the "**Assignor**"), with an office and place of business at _____, _____, _____, hereby assigns, transfers and delegates to _____, a _____ (the "**Assignee**"), with an office and place of business at _____, _____, _____, and Assignee hereby assumes and accepts the assignment and delegation, of all of Assignor's right, title and interest in and to the contracts, licenses, agreements and equipment leases described on **Exhibit A** attached hereto (the "**Contracts**") relating to certain real property known as "_____ Apartments" and located at _____, _____, North Carolina.

        Assignor hereby agrees to indemnify Assignee against and hold Assignee harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating before the date of closing and arising out of the Assignor's obligations under the Contracts described in **Exhibit A**.

        Assignee hereby agrees to indemnify Assignor against and hold Assignor harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys' fees, originating on or after the date of closing and arising out of the Assignee's obligations under the Contracts described in **Exhibit A**.

        If any litigation between Assignor and Assignee arises out of the obligations of the parties under this Assignment or concerning the meaning or interpretation of any provision contained herein, the losing party shall pay the prevailing party's costs and expenses of such litigation including, without limitation, reasonable attorneys' fees.

        This Assignment may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

        IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment effective as of this _____ day of _____, 20___.

ASSIGNOR:

_____,
a _____

By: _____

Name: _____

Title: _____

ASSIGNEE:

[NAME OF PURCHASER],
a _____

By: _____
Name: _____
Title: _____

EXHIBIT 4.1(e)
NOTICE TO TENANTS

_____

_____

_____

_____

      Re: Change of Ownership

      [Address]
      [City], [State] [ZIP] (the "**Property**")

Ladies and Gentlemen:

This letter is to inform you that the present owner _____ ("**Seller**"), has transferred ownership of the Property to _____ ("**Purchaser**").

In connection with this transfer, all of Seller's interest as landlord under your lease has been assigned to Purchaser. Beginning _____, 20___, please make any and all payments payable to Purchaser and deliver them to the following address:

        _____

        _____

        _____

        _____

All questions or other matters regarding your lease at the Property should be coordinated through _____, at the above address, whose telephone number is _____.

In connection with the transfer, your security deposit in the amount of $_____ has been transferred to Purchaser, who has received and assumed responsibility for such deposit, and all future matters regarding this deposit are to be coordinated with Purchaser.

      Sincerely,

      [SELLER],

      [PURCHASER],

EXHIBIT 8.1
DUE DILIGENCE MATERIALS

1.   A current inventory of the tangible personal property owned by Seller and located on, attached to, or used in connection with the Property, to be sold with the Property;

2.   Copies of all Service Contracts;

3.   Copies of all warranties and guaranties relating to the Property, or any part thereof;

4.   The real estate and personal property tax statements for the Property for the prior calendar year, and copies of any notice of change in assessed value or tax rate for the Property as well as information regarding the progress of any ongoing real property and personal property tax protests concerning the Property;

5.   Copies of all utility bills for the Property for the current billing cycle period and for the past twelve (12) months, and copies of utility or service agreements currently in effect at the Property;

6.   Copies of any "as-built" plans and specifications for the Improvements in Seller's or Seller's agent's possession, together with any construction, structural engineering or mechanical reports;

7.   The most recent rent roll;

8.   To the extent not already contained in the rent roll, Delinquency and Prepaid Rent Report(s);

9.   Access at the Property to copies of all written Leases pertaining to the Property.

10.   Income and expense statements for the Property covering the period of Seller's ownership;

11.   Copies of insurance certificates for all fire, hazard, liability, and other insurance policies maintained by Seller for the Property; and Insurance Loss Runs for the period of Seller's ownership.

EXHIBIT 8.4
SERVICE CONTRACTS

- ADT Security Services
- CSC ServiceWorks
- Hendrix Business Systems
- Real Page
- Republic Waste
- Spectrum Southeast
- Landscaping – Canady's
- McNeely Pest Control

EXHIBIT 9.1.10
RENT ROLL

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit	Expiration	
Current/Notice/Vacant Residents										
1001-A	dr3x1s	932.00 t0054404	Shenequara McCoy	750.00	rent	755.00	200.00	0.00 12/07/2019	12/31/2020	
					rentins	14.33				
					Total	**769.33**				
1001-B	dr2x1l	928.00 t0053063	Tileshia Royster	639.00	rent	599.00	400.00	0.00 08/12/2019	08/31/2020	
					Total	**599.00**				
1001-C	dr2x1s	803.00 t0053047	Rose Huling	626.00	rentins	14.33	200.00	0.00 08/22/2019	08/31/2020	
					subsidy	381.00				
					rent	157.00				
					Total	**552.33**				
1001-D	dr2x1l	928.00 t0042914	Christina Spence	639.00	rentins	14.33	449.00	0.00 01/05/2017	08/31/2020	
					rent	704.00				
					Total	**718.33**				
1001-E	dr2x1s	803.00 t0053522	Shanelle Jackson	626.00	rentins	14.33	200.00	0.00 09/30/2019	08/31/2020	
					subsidy	675.00				
					Total	**689.33**				
1001-F	dr2x1l	928.00 t0059053	Jennifer Thacker	639.00	subsidy	500.00	639.00	0.00 05/23/2020	05/31/2021	
					rent	139.00				
					Total	**639.00**				
1001-G	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00		
					Total	**0.00**				
1001-H	dr2x1l	928.00 t0042918	Narciso Bonilla Randon	639.00	rentins	14.33	349.00	0.00 12/15/2015	04/30/2021	
					rent	658.00				
					Total	**672.33**				
1001-J	dr2x1s	803.00 t0058680	Thomas Reyes Cubillo	626.00	rent	626.00	250.00	0.00 05/01/2020	04/30/2021	
					rentins	14.33				
					Total	**640.33**				
1001-K	dr2x1l	928.00 t0058658	Shadae Bishop	639.00	rent	639.00	250.00	0.00 05/15/2020	05/31/2021	
					Total	**639.00**				
1001-L	dr2x1s	803.00 t0058755	Briana Jones	626.00	rent	626.00	250.00	0.00 05/12/2020	05/31/2021	
					rentins	14.33				

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
					Total	640.33					
1001-M	dr2x1l	928.00 t0042936	Marco Antonio Texis Toltecca	639.00	rent	695.00	349.00	0.00	09/01/2018	09/30/2020	
					rentins	14.33					
					Total	709.33					
1011-A	dr3x1s	932.00 t0057428	Juan Camargo Flores	750.00	rentins	14.33	200.00	0.00	03/14/2020	03/31/2021	
					rent	755.00					
					Total	769.33					
1011-B	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00			
					Total	0.00					
1011-C	dr2x1s	803.00 t0042925	Megan Gonzalez	626.00	rentins	14.33	199.00	0.00	02/01/2015	01/31/2021	
					rent	670.00					
					Total	684.33					
1011-D	dr2x1l	928.00 t0042926	Martin Eduardo Zendejas Sevilla	639.00	rentins	14.33	349.00	0.00	12/30/2017	01/31/2021	
					rent	695.00					
					Total	709.33					
1011-E	dr2x1s	803.00 t0052935	Celia Munoz	626.00	rent	599.00	200.00	0.00	08/01/2019	07/31/2020	
					Total	599.00					
1011-F	dr2x1l	928.00 t0056933	Shawn Hightower	639.00	rentins	14.33	99.00	0.00	01/29/2020	01/28/2021	
					rent	675.00					
					Total	689.33					
1011-G	dr2x1s	803.00 t0042929	Terry Evans	626.00	pet	40.00	349.00	0.00	04/02/2018	04/30/2021	
					rent	658.00					
					Total	698.00					
1011-H	dr2x1l	928.00 t0057191	Walter Murray	639.00	rent	675.00	0.00	0.00	01/01/2020	12/31/2020	
					rentins	14.33					
					washdry	50.00					
					Total	739.33					
1011-J	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	0.00					
1011-K	dr2x1l	928.00 t0042932	Emanuel Gutierrez Leon	639.00	rentins	14.33	249.00	0.00	01/01/2018	12/31/2020	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Sq Ft	Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
						rent	676.00					
						Total	**690.33**					
1011-L	dr2x1s	803.00	t0056635	Briana Wright	626.00	rent	740.00	250.00	0.00	01/03/2020	01/02/2021	
						rentins	14.33					
						Total	**754.33**					
1011-M	dr2x1l	928.00	VACANT	VACANT	639.00		0.00	0.00	0.00			
						Total	**0.00**					
1021-A	dr3x1s	932.00	t0050499	Jacyntha Todd	750.00	rentins	14.33	300.00	0.00	06/28/2019	05/31/2021	
						rent	750.00					
						Total	**764.33**					
1021-B	dr2x1l	928.00	t0060476	Julia Dulin	639.00	rent	639.00	250.00	0.00	06/30/2020	06/29/2021	
						rentins	14.33					
						conces	-279.50					
						Total	**373.83**					
1021-C	dr2x1s	803.00	VACANT	VACANT	626.00		0.00	0.00	0.00			
						Total	**0.00**					
1021-D	dr2x1l	928.00	VACANT	VACANT	639.00		0.00	0.00	0.00			
						Total	**0.00**					
1021-E	dr2x1s	803.00	t0059416	Robert Ball	626.00	rent	626.00	0.00	0.00	07/02/2020	07/01/2021	
						Total	**626.00**					
1021-F	dr2x1l	928.00	t0059107	Tinisha Cunningham	639.00	rent	639.00	639.00	0.00	05/26/2020	05/31/2021	
						rentins	14.33					
						Total	**653.33**					
1021-G	dr2x1s	803.00	t0042941	Miguel Perez Marcial	626.00	rent	670.00	249.00	0.00	02/10/2018	08/31/2020	
						rentins	14.33					
						Total	**684.33**					
1021-H	dr2x1l	928.00	t0042942	Ludy Olmedo	639.00	rentins	14.33	349.00	0.00	06/16/2018	09/30/2020	
						rent	659.00					
						Total	**673.33**					
1021-J	dr2x1s	803.00	t0059939	Rodrigo Martinez-Vargas	626.00	rent	675.00	250.00	0.00	06/13/2020	12/31/2020	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent Code		Deposit	Deposit	Expiration	
				rentins	14.33				
				Total	**689.33**				
1021-K	dr2x1l	928.00 t0059450	Roland Keels	639.00 rentins	14.33	250.00	0.00 05/28/2020	05/31/2020	
				rent	639.00				
				a_mtm	100.00				
				Total	**753.33**				
1021-L	dr2x1s	803.00 t0042945	Arlene Sanstisteban	626.00 rent	626.00	449.00	0.00 06/01/2018	05/31/2021	
				Total	**626.00**				
1021-M	dr2x1l	928.00 t0056653	Kenneth Truesdale	639.00 rent	740.00	250.00	0.00 12/31/2019	12/30/2020	07/22/2020
				washdry	50.00				
				Total	**790.00**				
1031-A	dr3x1s	932.00 t0042947	Kaamilya Morgan	750.00 rent	750.00	699.00	0.00 02/12/2018	04/11/2019	08/01/2020
				rentins	14.33				
				a_mtm	100.00				
				Total	**864.33**				
1031-B	dr2x1l	928.00 t0042948	Jose Pabon III	639.00 rentins	14.33	349.00	0.00 11/03/2017	12/31/2019	
				rent	675.00				
				a_mtm	100.00				
				Total	**789.33**				
1031-C	dr2x1s	803.00 t0042949	Fransua Solier Amaro	626.00 rentins	14.33	0.00	0.00 01/05/2018	04/30/2021	
				rent	646.00				
				pet	25.00				
				Total	**685.33**				
1031-D	dr2x1l	928.00 t0049179	Na'Daije Gresham	639.00 rent	617.00	200.00	0.00 04/22/2019	04/30/2021	
				Total	**617.00**				
1031-E	dr2x1s	803.00 t0059431	Melissa Valladares	626.00 rentins	14.33	559.00	0.00 05/29/2020	05/31/2021	
				rent	626.00				
				Total	**640.33**				
1031-F	dr2x1l	928.00 t0048717	Carlos Cardenas-Chinchilla	639.00 rentins	14.33	200.00	0.00 04/12/2019	04/30/2021	
				rent	618.00				
				Total	**632.33**				

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
1031-G	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	0.00					
1031-H	dr2x1l	928.00 t0050078	Pedro Menjivar-Chinchila	639.00	rentins	14.33	200.00	0.00	05/25/2019	06/30/2021	
					rent	617.00					
					Total	631.33					
1031-J	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	0.00					
1031-K	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00			
					Total	0.00					
1031-L	dr2x1s	803.00 t0050069	Paul Brown	626.00	rentins	14.33	0.00	0.00	05/27/2019	05/31/2020	
					rent	626.00					
					a_mtm	100.00					
					Total	740.33					
1031-M	dr2x1l	928.00 t0060775	Tammy Welch	639.00	rentins	14.33	639.00	0.00	07/02/2020	07/01/2021	
					rent	639.00					
					Total	653.33					
1041-A	dr3x1s	932.00 t0042958	Bentee Michael Goines	750.00	rentins	14.33	649.00	0.00	09/29/2016	06/30/2020	09/04/2020
					sterm	50.00					
					rent	750.00					
					Total	814.33					
1041-B	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00			
					Total	0.00					
1041-C	dr2x1s	803.00 t0042960	Americo Martinez Luvio	626.00	rentins	14.33	0.00	0.00	09/07/2006	04/30/2021	
					rent	645.00					
					Total	659.33					
1041-D	dr2x1l	928.00 t0042961	Erick Castro Gutierrez	639.00	rentins	14.33	99.00	0.00	08/08/2011	11/30/2020	
					rent	684.00					
					Total	698.33					
1041-E	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	0.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
1041-F	dr2x1l	928.00 t0048607	Shanon Robinson	639.00	rent	618.00	200.00	0.00	03/29/2019	03/30/2021	
					rentins	14.33					
					Total	**632.33**					
1041-G	dr2x1s	803.00 t0044580	Filimon Amare	626.00	rent	670.00	200.00	0.00	09/11/2018	09/30/2020	
					Total	**670.00**					
1041-H	dr2x1l	928.00 t0059537	Jason Hoover	639.00	rent	639.00	250.00	0.00	06/19/2020	06/30/2021	
					conces	-319.50					
					Total	**319.50**					
1041-J	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	**0.00**					
1041-K	dr2x1l	928.00 t0060068	Naeema Napoleon	639.00	rent	639.00	250.00	0.00	06/16/2020	06/15/2021	
					rentins	14.33					
					conces	-319.50					
					Total	**333.83**					
1041-L	dr2x1s	803.00 t0058611	Shirley Suggs	626.00	rent	626.00	639.00	0.00	05/06/2020	05/31/2021	
					rentins	14.33					
					Total	**640.33**					
1041-M	dr2x1l	928.00 t0059595	Kaitlyn Brock	639.00	rent	639.00	639.00	0.00	06/26/2020	06/30/2021	
					rentins	14.33					
					Total	**653.33**					
1500-A	dr3x1s	932.00 t0042970	Andrea Vasquez	750.00	rentins	14.33	349.00	0.00	08/18/2017	08/31/2020	08/31/2020
					rent	750.00					
					Total	**764.33**					
1500-B	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00			
					Total	**0.00**					
1500-C	dr2x1s	803.00 t0059417	Christopher Moore	626.00	rent	626.00	250.00	0.00	05/23/2020	05/31/2021	
					rentins	14.33					
					Total	**640.33**					
1500-D	dr2x1l	928.00 t0059762	Tnesha Mccorkle	639.00	rentins	14.33	639.00	0.00	06/26/2020	06/30/2021	
					conces	-319.50					
					rent	639.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit	Expiration	
					Total	333.83				
1500-E	dr2x1s	803.00 t0057718	Ahminah Rookard	626.00	rent	626.00	559.00	0.00 03/16/2020	03/31/2021	
					rentins	14.33				
					Total	640.33				
1500-F	dr2x1l	928.00 t0057549	Linda Cepek	639.00	rent	626.00	626.00	0.00 04/01/2020	04/30/2021	
					Total	626.00				
1500-G	dr2x1s	803.00 t0050928	Ernestine McMoore	626.00	rent	599.00	300.00	0.00 08/02/2019	08/31/2020	
					rentins	14.33				
					washdry	50.00				
					Total	663.33				
1500-H	dr2x1l	928.00 t0057321	Bryan Sorroza - Alvarez	639.00	rentins	14.33	200.00	0.00 03/26/2020	04/30/2021	
					rent	626.00				
					Total	640.33				
1500-J	dr2x1s	803.00 t0048837	Desmond Wright	626.00	washdry	50.00	0.00	0.00 05/01/2019	04/30/2020	
					rentins	14.33				
					rent	626.00				
					a_mtm	100.00				
					Total	790.33				
1500-K	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00		
					Total	0.00				
1500-L	dr2x1s	803.00 t0042980	Lucio Garcia Luna	626.00	rentins	14.33	249.00	0.00 10/01/2015	11/30/2020	
					rent	670.00				
					Total	684.33				
1500-M	dr2x1l	928.00 VACANT	VACANT	639.00		0.00	0.00	0.00		
					Total	0.00				
1510-A	dr3x1s	932.00 t0044257	Alicia Alvarez-Romo	750.00	rent	770.00	249.00	0.00 09/01/2018	11/30/2020	
					Total	770.00				
1510-B	dr2x1l	928.00 t0044575	Amanda Butler	639.00	rentins	14.33	200.00	0.00 10/26/2018	10/31/2020	
					rent	270.00				
					subsidy	405.00				
					Total	689.33				

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
1510-C	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
					Total	**0.00**					
1510-D	dr2x1l	928.00 t0042985	Carlos Alegria Mendoza	639.00	rent	639.00	349.00	0.00	05/21/2017	08/31/2020	
					rentins	14.33					
					Total	**653.33**					
1510-E	dr2x1s	803.00 t0046660	Tracy Young	626.00	rentins	14.33	200.00	0.00	12/06/2018	12/30/2020	
					rent	645.00					
					Total	**659.33**					
1510-F	dr2x1l	928.00 t0042987	Raul Rodriguez Alarcon	639.00	rentins	14.33	300.00	0.00	09/29/2009	04/30/2021	
					rent	687.00					
					Total	**701.33**					
1510-G	dr2x1s	803.00 t0057696	Latosha Brown	626.00	rent	626.00	0.00	0.00	04/18/2020	04/30/2021	
					rentins	14.33					
					Total	**640.33**					
1510-H	dr2x1l	928.00 t0042989	Alfredo Urena	639.00	rentins	14.33	149.00	0.00	07/01/2014	10/31/2020	
					rent	684.00					
					Total	**698.33**					
1510-J	dr2x1s	803.00 t0042990	Alida Margarita Garcia Tacen	626.00	rentins	14.33	149.00	0.00	06/02/2014	10/31/2020	
					rent	661.00					
					Total	**675.33**					
1510-K	dr2x1l	928.00 t0052002	Sade Caldwell	639.00	rent	599.00	200.00	0.00	07/31/2019	07/31/2020	
					rentins	14.33					
					Total	**613.33**					
1510-L	dr2x1s	803.00 t0057085	Tonya Gray	626.00	rent	76.00	99.00	0.00	03/09/2020	03/31/2021	
					subsidy	550.00					
					rentins	14.33					
					Total	**640.33**					
1510-M	dr2x1l	928.00 t0047234	Roberto Perez	639.00	rentins	14.33	300.00	0.00	03/15/2019	02/29/2020	
					rent	639.00					
					a_mtm	100.00					
					Total	**753.33**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
1530-A	dr3x1s	932.00 t0042994	Jose Lobato Vazquez	750.00	rentins	14.33	99.00	0.00	12/03/2011	11/30/2020	
					pet	25.00					
					rent	770.00					
					washdry	50.00					
				Total		**859.33**					
1530-B	dr2x1l	928.00 t0051927	Patrick South	639.00	rentins	14.33	200.00	0.00	07/19/2019	07/31/2020	07/31/2020
					pet	25.00					
					rent	599.00					
				Total		**638.33**					
1530-C	dr2x1s	803.00 VACANT	VACANT	626.00		0.00	0.00	0.00			
				Total		**0.00**					
1530-D	dr2x1l	928.00 t0042997	Yasser Barragan Herrera	639.00	rentins	14.33	175.00	0.00	09/07/2006	05/31/2019	
					rent	664.00					
					a_mtm	100.00					
				Total		**778.33**					
1530-F	dr2x1l	928.00 t0042999	Rosendo Posada Alegria	639.00	rentins	14.33	400.00	0.00	10/01/2005	10/31/2020	
					rent	670.00					
				Total		**684.33**					
1530-G	dr2x1s	803.00 t0053438	Anita Barnes	626.00	rent	599.00	200.00	0.00	08/30/2019	08/31/2020	07/22/2020
					rentins	14.33					
					washdry	50.00					
				Total		**663.33**					
1530-H	dr2x1l	928.00 t0044147	Robert Villarreal	639.00	rentins	14.33	300.00	0.00	08/30/2018	09/30/2020	
					rent	720.00					
				Total		**734.33**					
1530-J	dr2x1s	803.00 t0043002	Maria Morales	626.00	rentins	14.33	349.00	0.00	12/27/2016	01/31/2020	
					rent	636.00					
					a_mtm	100.00					
				Total		**750.33**					
1530-K	dr2x1l	928.00 t0043003	Victor Manuel Jacinto Mejia	639.00	rentins	14.33	300.00	0.00	02/14/2014	03/31/2019	
					rent	639.00					
					a_mtm	100.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Sq Ft	Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
						Total	**753.33**					
1530-L	dr2x1s	803.00	VACANT	VACANT	626.00		0.00	0.00	0.00			
						Total	**0.00**					
1530-M	dr2x1s	803.00	t0059265	Beverly Brady	626.00	rent	626.00	626.00	0.00	05/20/2020	05/19/2021	
						pet	25.00					
						Total	**651.00**					
A-01	dr2x1m	842.00	t0057136	Akilah Parms	559.00	rent	559.00	200.00	0.00	02/21/2020	02/19/2021	
						Total	**559.00**					
A-02	dr2x1m	842.00	t0055943	Aundre Dendy	559.00	rentins	14.33	99.00	0.00	12/28/2019	12/27/2020	
						rent	675.00					
						Total	**689.33**					
A-03	dr2x1m	842.00	t0055719	Andre Thompson	559.00	rent	675.00	99.00	0.00	12/27/2019	12/26/2020	
						rentins	14.33					
						washdry	50.00					
						Total	**739.33**					
A-04	dr2x1m	842.00	t0042877	Safiya Hakim _El	559.00	rent	541.00	399.00	0.00	01/14/2016	03/31/2021	
						Total	**541.00**					
A-05	dr2x1m	842.00	t0051459	Alexis Plunkett	559.00	rentins	14.33	200.00	0.00	07/12/2019	07/31/2020	07/31/2020
						rent	599.00					
						Total	**613.33**					
A-06	dr2x1m	842.00	t0058654	Mickey Morrison	559.00	rent	559.00	250.00	0.00	06/01/2020	05/31/2021	
						rentins	14.33					
						conces	-279.50					
						washdry	50.00					
						Total	**343.83**					
A-07	dr2x1m	842.00	t0053761	Cameron Johnson	559.00	rent	675.00	200.00	0.00	09/27/2019	09/26/2020	
						Total	**675.00**					
A-08	dr2x1m	842.00	t0042880	Mario Rebolloza Granizo	559.00	rentins	14.33	399.00	0.00	05/02/2011	10/31/2020	
						rent	608.00					
						Total	**622.33**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
A-09	dr2x1m	842.00 t0048564	Dennis Hicks	559.00	rentins	14.33	600.00	0.00	04/01/2019	04/30/2021	
					washdry	50.00					
					rent	618.00					
					Total	**682.33**					
A-10	dr2x1m	842.00 t0057496	Chavia Taylor	559.00	rent	559.00	200.00	0.00	03/30/2020	04/30/2021	
					washdry	50.00					
					rentins	14.33					
					Total	**623.33**					
A-11	dr2x1m	842.00 t0057145	Skyler Drake	559.00	rent	559.00	200.00	0.00	03/02/2020	03/01/2021	
					rentins	14.33					
					Total	**573.33**					
A-12	dr2x1m	842.00 t0056674	Monika Frazier	559.00	rent	675.00	0.00	0.00	01/22/2020	01/21/2021	
					rentins	14.33					
					washdry	50.00					
					Total	**739.33**					
A-13	dr2x1m	842.00 t0043221	Tracy P. Watson	559.00	rentins	14.33	0.00	0.00	06/28/2018	12/31/2020	
					rent	604.00					
					Total	**618.33**					
A-14	dr2x1m	842.00 t0054755	Jaminelly Mirabal-Rodriguez	559.00	rent	675.00	0.00	0.00	10/31/2019	11/30/2020	
					rentins	14.33					
					washdry	50.00					
					Total	**739.33**					
A-15	dr2x1m	842.00 t0043222	Burgantine J. Tonge	559.00	rentins	14.33	199.00	0.00	06/29/2018	12/31/2020	
					rent	590.00					
					Total	**604.33**					
A-16	dr2x1m	842.00 t0042886	Latrika Payne-Drake	559.00	rent	559.00	499.00	0.00	03/02/2016	09/30/2020	
					rentins	14.33					
					Total	**573.33**					
A-17	dr2x1m	842.00 t0043336	Stephen Jordan	559.00	rent	559.00	199.00	0.00	06/29/2018	07/26/2020	
					Total	**559.00**					
A-18	dr2x1m	842.00 t0057719	Amber Goforth	559.00	rent	559.00	99.00	0.00	03/24/2020	03/31/2021	
					rentins	14.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft			Total	573.33					
A-19	dr2x1m	842.00 t0059384	Glenis Pinel	559.00	rentins	14.33	300.00	0.00	05/26/2020	05/31/2021	
					rent	559.00					
					Total	573.33					
A-20	dr2x1m	842.00 t0042889	Jeremiya Blay	559.00	rent	594.00	299.00	0.00	04/10/2018	10/31/2020	
					rentins	14.33					
					Total	608.33					
A-21	dr2x1m	842.00 t0042890	Javier Gutierrez Sanches	559.00	rentins	14.33	300.00	0.00	05/01/2009	08/31/2020	
					rent	635.00					
					Total	649.33					
A-22	dr2x1m	842.00 t0047860	Megan Jones	559.00	washdry	50.00	599.00	0.00	02/22/2019	02/28/2021	
					prefcon	-29.95					
					rent	599.00					
					Total	619.05					
A-23	dr2x1m	842.00 t0042892	Nga Reh	559.00	rent	595.00	299.00	0.00	04/10/2018	10/31/2020	07/31/2020
					rentins	14.33					
					Total	609.33					
A-24	dr2x1m	842.00 t0042893	Ester Mayren Saguilan	559.00	rentins	14.33	99.00	0.00	08/26/2011	11/30/2020	
					rent	595.00					
					Total	609.33					
B-01	dr2x1m	842.00 t0042894	Juana Hernandez	559.00	rent	595.00	299.00	0.00	11/01/2011	10/31/2020	
					rentins	14.33					
					Total	609.33					
B-02	dr2x1m	842.00 t0055876	D.Lynn Dunham	559.00	rent	559.00	200.00	0.00	12/13/2019	12/31/2020	
					Total	559.00					
B-03	dr2x1m	842.00 t0055745	Shanae Tatum	559.00	rent	675.00	99.00	0.00	12/03/2019	11/30/2020	
					rentins	14.33					
					Total	689.33					
B-04	dr2x1m	842.00 t0042897	Erin Lathrop	559.00	pet	36.00	899.00	0.00	04/11/2016	03/31/2020	07/22/2020
					rentins	14.33					
					rent	625.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
					Total	**675.33**					
B-05	dr2x1m	842.00 t0042898	Jonathan Davis	559.00	pet	25.00	299.00	0.00	10/01/2015	08/31/2020	
					rent	593.00					
					washdry	50.00					
					Total	**668.00**					
B-06	dr2x1m	842.00 t0042899	Martha Santos	559.00	rentins	14.33	299.00	0.00	01/02/2018	08/31/2020	
					rent	559.00					
					Total	**573.33**					
B-07	dr2x1m	842.00 t0054179	Jordan Gibson	559.00	rent	675.00	200.00	0.00	10/18/2019	09/30/2020	
					rentins	14.33					
					Total	**689.33**					
B-08	dr2x1m	842.00 t0059458	Juquan Ramos	559.00	rentins	14.33	250.00	0.00	06/18/2020	06/30/2021	
					rent	559.00					
					conces	-279.50					
					Total	**293.83**					
B-09	dr2x1m	842.00 t0058307	Kadisha Mayes	559.00	rent	559.00	250.00	0.00	05/15/2020	05/31/2021	
					Total	**559.00**					
B-10	dr2x1m	842.00 t0059228	Shemika Lineberger	559.00	rent	559.00	559.00	0.00	05/18/2020	05/31/2021	
					rentins	14.33					
					washdry	50.00					
					Total	**623.33**					
B-11	dr2x1m	842.00 t0042904	Javier Rzanahua Salas	559.00	rent	535.00	399.00	0.00	04/27/2017	08/30/2020	
					rentins	14.33					
					Total	**549.33**					
B-12	dr2x1m	842.00 t0042905	Annia Colas	559.00	rentins	14.33	299.00	0.00	10/30/2015	11/30/2020	
					rent	574.00					
					Total	**588.33**					
B-13	dr2x1m	842.00 t0046478	Maribel Osorio	559.00	rentins	14.33	200.00	0.00	11/24/2018	10/31/2020	
					rent	645.00					
					Total	**659.33**					
B-14	dr2x1m	842.00 t0048728	Laquan Locuhart	559.00	rentins	14.33	200.00	0.00	05/03/2019	05/31/2021	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
					washdry	50.00					
					rent	618.00					
					Total	**682.33**					
B-15	dr2x1m	842.00 t0057134	JA'Quasiah Frierson	559.00	rentins	14.33	99.00	0.00	03/06/2020	03/31/2021	
					rent	559.00					
					washdry	50.00					
					Total	**623.33**					
B-16	dr2x1m	842.00 t0053769	Sharon Elam	559.00	rentins	14.33	200.00	0.00	09/24/2019	09/30/2020	
					rent	675.00					
					Total	**689.33**					
B-17	dr2x1m	842.00 t0057695	Khadijah Carter	559.00	rent	559.00	200.00	0.00	03/25/2020	03/31/2021	
					rentins	14.33					
					washdry	50.00					
					Total	**623.33**					
B-18	dr2x1m	842.00 t0057739	Michel Waciba	559.00	rent	559.00	99.00	0.00	04/06/2020	04/05/2021	
					rentins	14.33					
					Total	**573.33**					
B-19	dr2x1m	842.00 t0060324	Qindric Mains	559.00	rent	559.00	250.00	0.00	07/02/2020	07/01/2021	
					rentins	14.33					
					Total	**573.33**					
B-20	dr2x1m	842.00 t0043011	Samir Alaghwani	559.00	rentins	14.33	299.00	0.00	06/29/2016	09/30/2020	
					rent	568.00					
					Total	**582.33**					
B-21	dr2x1m	842.00 t0043012	Michael Levins	559.00	rentins	14.33	499.00	0.00	04/29/2016	09/30/2020	
					pet	25.00					
					rent	579.00					
					Total	**618.33**					
B-22	dr2x1m	842.00 t0043013	Jose Ceballos Ramos	559.00	washdry	40.00	499.00	0.00	07/01/2016	07/31/2020	
					rentins	14.33					
					rent	560.00					
					Total	**614.33**					
B-23	dr2x1m	842.00 t0057513	DeMarcus Bradley	559.00	rent	559.00	99.00	0.00	03/05/2020	03/04/2021	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Sq Ft	Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
						rentins	14.33					
						Total	**573.33**					
B-24	dr2x1m	842.00	t0043015	Shelby Ward	559.00	pet	25.00	399.00	0.00	05/30/2017	08/31/2020	
						rent	545.00					
						rentins	14.33					
						Total	**584.33**					
C-01	dr2x1m	842.00	t0056678	Sherissa Wesley	559.00	rent	675.00	675.00	0.00	12/28/2019	12/27/2020	
						washdry	50.00					
						Total	**725.00**					
C-02	dr2x1m	842.00	t0053879	J'Mell Hairston	559.00	rentins	14.33	0.00	0.00	10/10/2019	09/30/2020	
						rent	675.00					
						Total	**689.33**					
C-03	dr2x1m	842.00	t0052198	Nesvin Lopez Ceron	559.00	rentins	14.33	400.00	0.00	07/29/2019	07/31/2020	
						rent	599.00					
						Total	**613.33**					
C-04	dr2x1m	842.00	t0043019	Exal Morales	559.00	rent	590.00	499.00	0.00	02/01/2018	08/31/2020	
						rentins	14.33					
						Total	**604.33**					
C-05	dr2x1m	842.00	t0043020	Debra Coleman	559.00	rentins	14.33	0.00	0.00	08/07/2017	09/30/2020	
						pet	25.00					
						rent	569.00					
						Total	**608.33**					
C-06	dr2x1m	842.00	t0043021	Rebecca Harris	559.00	rent	549.00	299.00	0.00	08/10/2017	07/31/2020	
						rentins	14.33					
						pet	25.00					
						Total	**588.33**					
C-07	dr2x1m	842.00	t0060317	Mikal Blue	559.00	rent	559.00	559.00	0.00	06/27/2020	06/30/2021	
						rent	559.00					
						Total	**1,118.00**					
C-08	dr2x1m	842.00	t0056665	John Harris	559.00	rent	675.00	99.00	0.00	12/31/2019	12/30/2020	
						rentins	14.33					
						washdry	50.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
					Total	739.33					
C-09	dr2x1m	842.00 t0050130	Kenya Green	559.00	rentins	14.33	0.00	0.00	05/24/2019	05/23/2020	
					rent	599.00					
					a_mtm	100.00					
					Total	713.33					
C-10	dr2x1m	842.00 t0057264	Charles Burke	559.00	rent	559.00	99.00	0.00	03/06/2020	03/31/2021	
					Total	559.00					
C-11	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	0.00					
C-12	dr2x1m	842.00 t0059774	Terrick Lee	559.00	rentins	14.33	559.00	0.00	06/18/2020	06/30/2021	
					rent	559.00					
					conces	-279.50					
					Total	293.83					
C-13	dr2x1m	842.00 t0050203	Frankie Brown	559.00	rent	617.00	500.00	0.00	05/28/2019	04/30/2021	
					Total	617.00					
C-14	dr2x1m	842.00 t0049777	Robert Gary	559.00	washdry	50.00	200.00	0.00	05/10/2019	04/30/2021	
					rentins	14.33					
					rent	617.00					
					Total	681.33					
C-15	dr2x1m	842.00 t0049218	Madeline Carlson	559.00	rent	617.00	200.00	0.00	04/22/2019	03/31/2021	
					pet	25.00					
					Total	642.00					
C-16	dr2x1m	842.00 t0048367	Olivia Hancock	559.00	rent	618.00	300.00	0.00	03/20/2019	03/31/2021	
					Total	618.00					
C-17	dr2x1m	842.00 t0050143	Jacqueline Collins	559.00	rent	617.00	0.00	0.00	05/30/2019	04/30/2021	
					rentins	14.33					
					washdry	50.00					
					Total	681.33					
C-18	dr2x1m	842.00 t0058537	KeSeana Johnson	559.00	rent	559.00	675.00	0.00	04/28/2020	04/30/2021	
					rentins	14.33					
					Total	573.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
C-19	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					
C-20	dr2x1m	842.00 t0056904	Dkevin Gray	559.00	rent	675.00	99.00	0.00	01/22/2020	01/21/2021	
					rentins	14.33					
					Total	**689.33**					
C-21	dr2x1m	842.00 t0043035	Santa Cruz Soriano Rodriguez	559.00	rentins	14.33	300.00	0.00	12/01/2004	08/31/2020	
					rent	645.00					
					Total	**659.33**					
C-22	dr2x1m	842.00 t0050214	Jose solorio Cruz	559.00	rentins	14.33	350.00	0.00	05/28/2019	05/31/2020	
					rent	599.00					
					a_mtm	100.00					
					Total	**713.33**					
C-23	dr2x1m	842.00 t0055491	Kredrick Smith	559.00	rent	675.00	0.00	0.00	11/15/2019	11/30/2020	
					rentins	14.33					
					Total	**689.33**					
C-24	dr2x1m	842.00 t0043038	Juana Torres	559.00	rent	570.00	300.00	0.00	01/12/2005	09/30/2020	
					rentins	14.33					
					Total	**584.33**					
D-01	dr2x1m	842.00 t0043039	Thalia Gibson	559.00	rentins	14.33	599.00	0.00	06/22/2018	12/31/2020	
					washdry	50.00					
					rent	610.00					
					Total	**674.33**					
D-02	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					
D-03	dr2x1m	842.00 t0043041	Jeffrey Cordtz	559.00	rentins	14.33	299.00	0.00	11/11/2016	11/30/2019	
					rent	559.00					
					a_mtm	100.00					
					Total	**673.33**					
D-04	dr2x1m	842.00 t0043042	Angel Jones	559.00	rent	585.00	299.00	0.00	11/04/2017	08/31/2020	
					washdry	50.00					
					rentins	14.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit	Expiration	
					Total	649.33				
D-05	dr2x1m	842.00 t0057066	Christopher Dallao	559.00	sterm	50.00	99.00	0.00 02/08/2020	08/07/2020	07/31/2020
					rentins	14.33				
					rent	559.00				
					Total	623.33				
D-06	dr2x1m	842.00 t0056961	Alfredo Villanueva	559.00	rent	567.00	300.00	0.00 01/18/2020	07/17/2020	
					rentins	14.33				
					Total	581.33				
D-07	dr2x1m	842.00 t0058155	Michael Hairston Story	559.00	rent	675.00	250.00	0.00 04/01/2020	04/30/2021	
					rentins	14.33				
					Total	689.33				
D-08	dr2x1m	842.00 t0059427	Erik Carlson	559.00	rent	559.00	500.00	0.00 05/30/2020	05/31/2021	
					rentins	14.33				
					conces	-279.50				
					Total	293.83				
D-09	dr2x1m	842.00 t0043047	Lizbeth Bibiano	559.00	rentins	14.33	300.00	0.00 03/01/2009	04/30/2021	
					rent	565.00				
					Total	579.33				
D-10	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00		
					Total	0.00				
D-11	dr2x1m	842.00 t0043049	David Gonzalez Sanchez	559.00	rentins	14.33	199.00	0.00 02/10/2017	02/28/2021	
					rent	551.00				
					Total	565.33				
D-12	dr2x1m	842.00 t0060056	Jonathan Ornelas	559.00	rent	559.00	559.00	0.00 06/25/2020	06/30/2021	
					washdry	50.00				
					rent	559.00				
					washdry	50.00				
					Total	1,218.00				
D-13	dr2x1m	842.00 t0057735	Makenna Smith	559.00	rent	559.00	200.00	0.00 03/14/2020	03/13/2021	
					Total	559.00				
D-14	dr2x1m	842.00 t0043052	Oscar Bibiano Ramirez	559.00	rentins	14.33	300.00	0.00 09/07/2006	10/31/2020	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
					rent	595.00					
					Total	**609.33**					
D-15	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					
D-16	dr2x1m	842.00 t0055879	Brittany Williams	559.00	rent	675.00	200.00	0.00	12/20/2019	12/19/2020	
					rentins	14.33					
					Total	**689.33**					
E-01	dr2x1m	842.00 t0053295	Carlton Parker Jr	559.00	rent	599.00	300.00	0.00	09/04/2019	09/30/2020	
					Total	**599.00**					
E-02	dr2x1m	842.00 t0043056	Ernesto Flores	559.00	rent	580.00	175.00	0.00	02/01/2019	09/30/2020	
					rentins	14.33					
					washdry	40.00					
					Total	**634.33**					
E-03	dr2x1m	842.00 t0058398	Pamela Watkins	559.00	rent	559.00	250.00	0.00	05/14/2020	04/30/2021	
					washdry	50.00					
					Total	**609.00**					
E-04	dr2x1m	842.00 t0057615	Johana Colon	559.00	rent	559.00	99.00	0.00	03/07/2020	08/31/2020	08/31/2020
					sterm	50.00					
					rentins	14.33					
					washdry	50.00					
					Total	**673.33**					
E-05	dr2x1m	842.00 t0048469	Kesean Davis	559.00	rent	600.00	200.00	0.00	03/20/2019	02/29/2020	
					emplcon	-125.00					
					washdry	50.00					
					Total	**525.00**					
E-06	dr2x1m	842.00 t0046262	Erica Sides	559.00	rentins	14.33	200.00	0.00	12/20/2018	12/25/2020	
					pet	25.00					
					rent	650.00					
					Total	**689.33**					
E-07	dr2x1m	842.00 t0043081	Gelacia Ruiz Lopez	559.00	rentins	14.33	499.00	0.00	06/28/2016	01/31/2021	
					pet	25.00					
					rent	568.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
					Total	607.33					
E-08	dr2x1m	842.00 t0043082	Magdalena Martinez	559.00	rent	555.00	399.00	0.00	12/22/2016	09/30/2020	
					rentins	14.33					
					Total	569.33					
E-09	dr2x1m	842.00 t0059591	David Mickle	559.00	rent	559.00	559.00	0.00	06/16/2020	06/30/2021	
					Total	559.00					
E-10	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	0.00					
E-11	dr2x1m	842.00 t0043105	Anthony Igbo	559.00	rent	549.00	199.00	0.00	04/01/2018	07/31/2020	
					Total	549.00					
E-12	dr2x1m	842.00 t0057219	Jubei Liu	559.00	prefcon	-16.77	99.00	0.00	02/22/2020	02/28/2021	
					rentins	14.33					
					rent	559.00					
					Total	556.56					
E-13	dr2x1m	842.00 t0057018	Vaness Simon	559.00	rent	675.00	299.00	0.00	01/23/2020	07/22/2020	
					rentins	14.33					
					pet	18.00					
					sterm	50.00					
					Total	757.33					
E-14	dr2x1m	842.00 t0043108	Hilarion Plascencia	559.00	rentins	14.33	299.00	0.00	04/07/2017	04/30/2021	
					rent	576.00					
					Total	590.33					
E-15	dr2x1m	842.00 t0043109	Lorena Alfaro	559.00	rent	570.00	299.00	0.00	09/30/2017	09/30/2020	
					rentins	14.33					
					washdry	50.00					
					Total	634.33					
E-16	dr2x1m	842.00 t0043110	Salvador Oregon	559.00	rent	645.00	300.00	0.00	07/09/2007	09/30/2020	
					rentins	14.33					
					Total	659.33					
F-01	dr2x1m	842.00 t0050902	Joel Magill	559.00	rentins	14.33	200.00	0.00	07/09/2019	07/31/2020	
					rent	599.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
					washdry	50.00					
					Total	**663.33**					
F-02	dr2x1m	842.00 t0043112	Donte Felder	559.00	washdry	40.00	399.00	0.00	02/25/2016	11/30/2020	
					rentins	14.33					
					rent	630.00					
					Total	**684.33**					
F-03	dr2x1m	842.00 t0055878	Emily Kurz	559.00	rent	675.00	99.00	0.00	12/21/2019	12/20/2020	
					washdry	50.00					
					rentins	14.33					
					Total	**739.33**					
F-04	dr2x1m	842.00 t0043114	Anas Benabouche	559.00	rentins	14.33	199.00	0.00	06/22/2018	01/31/2021	
					rent	645.00					
					Total	**659.33**					
F-05	dr2x1m	842.00 t0058615	Muriel Wood	559.00	rent	559.00	250.00	0.00	06/01/2020	05/31/2021	
					washdry	50.00					
					Total	**609.00**					
F-06	dr2x1m	842.00 t0050396	Valerie Ingram	559.00	rent	675.00	0.00	0.00	11/11/2019	11/30/2020	
					rentins	14.33					
					washdry	50.00					
					Total	**739.33**					
F-07	dr2x1m	842.00 t0043117	Robert Cabell III	559.00	rent	604.00	399.00	0.00	06/13/2018	12/31/2020	
					rentins	14.33					
					Total	**618.33**					
F-08	dr2x1m	842.00 t0051466	Cortez Saunders	559.00	rent	599.00	350.00	0.00	07/26/2019	07/31/2020	
					rentins	14.33					
					Total	**613.33**					
F-09	dr2x1m	842.00 t0043119	Tamia Adams	559.00	washdry	40.00	0.00	0.00	05/04/2017	09/30/2019	
					rentins	14.33					
					rent	574.00					
					a_mtm	100.00					
					Total	**728.33**					
F-10	dr2x1m	842.00 t0048729	Yareli Molina	559.00	rentins	14.33	250.00	0.00	04/10/2019	05/31/2021	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
					rent	599.00					
					Total	**613.33**					
F-11	dr2x1m	842.00 t0043120	Santiago Olmedo Rojas	559.00	rent	580.00	99.00	0.00	02/03/2010	08/31/2020	
					rentins	14.33					
					Total	**594.33**					
F-12	dr2x1m	842.00 t0051449	Keairra Hall	559.00	rentins	14.33	200.00	0.00	07/02/2019	07/31/2020	
					rent	599.00					
					Total	**613.33**					
F-13	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					
F-14	dr2x1m	842.00 t0052163	Rickie Young	559.00	rentins	14.33	200.00	0.00	08/12/2019	08/31/2020	
					rent	599.00					
					washdry	50.00					
					Total	**663.33**					
F-15	dr2x1m	842.00 t0043124	Antoinette Greene	559.00	rentins	14.33	199.00	0.00	04/10/2018	10/31/2020	
					rent	620.00					
					Total	**634.33**					
F-16	dr2x1m	842.00 t0043060	Soira Bustos	559.00	rentins	14.33	225.00	0.00	10/01/2012	02/28/2021	
					rent	551.00					
					Total	**565.33**					
F-17	dr2x1m	842.00 t0050943	Destiny Jackson	559.00	rentins	14.33	200.00	0.00	07/16/2019	07/31/2020	
					rent	599.00					
					prefcon	-18.00					
					Total	**595.33**					
F-18	dr2x1m	842.00 t0043062	Carleisha Braxton	559.00	rentins	14.33	299.00	0.00	06/21/2018	06/20/2019	
					rent	559.00					
					a_mtm	100.00					
					Total	**673.33**					
F-19	dr2x1m	842.00 t0043063	Ephanuel Muchiri	559.00	rent	604.00	199.00	0.00	06/01/2018	06/30/2021	
					rentins	14.33					
					Total	**618.33**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit	Expiration	
F-20	dr2x1m	842.00 t0043064	Maximo Bejar	559.00	rentins	14.33	99.00	0.00 06/01/2018	12/31/2020	
					rent	583.00				
					Total	**597.33**				
F-21	dr2x1m	842.00 MODEL	MODEL	559.00		0.00	0.00	0.00		
					Total	**0.00**				
F-22	dr2x1m	842.00 t0043065	Jorge Mendez	559.00	rent	625.00	250.00	0.00 12/01/2017	11/30/2020	
					rentins	14.33				
					Total	**639.33**				
F-23	dr2x1m	842.00 t0050929	Calvin Wagner	559.00	rentins	14.33	200.00	0.00 07/22/2019	07/31/2020	07/31/2020
					rent	599.00				
					Total	**613.33**				
F-24	dr2x1m	842.00 t0043067	Allan Garcia Godoy	559.00	rentins	14.33	599.00	0.00 07/01/2018	07/31/2020	07/31/2020
					rent	550.00				
					Total	**564.33**				
F-25	dr2x1m	842.00 t0059292	Twymitchellyn Cullins	559.00	rent	559.00	559.00	0.00 06/15/2020	06/30/2021	
					Total	**559.00**				
F-26	dr2x1m	842.00 t0050457	Montana Anderson	559.00	rentins	14.33	200.00	0.00 06/10/2019	06/30/2021	
					washdry	50.00				
					rent	599.00				
					Total	**663.33**				
F-27	dr2x1m	842.00 t0050134	Travis Watson	559.00	rentins	14.33	200.00	0.00 05/24/2019	05/31/2021	
					rent	599.00				
					Total	**613.33**				
F-28	dr2x1m	842.00 t0050066	Baiyonnah Abdullah-Davis	559.00	rentins	14.33	0.00	0.00 05/23/2019	05/31/2020	
					washdry	50.00				
					rent	599.00				
					a_mtm	100.00				
					Total	**763.33**				
F-29	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00		
					Total	**0.00**				
G-01	dr2x1m	842.00 t0048835	Eric Clark	559.00	rentins	14.33	200.00	0.00 05/17/2019	04/30/2021	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
					rent	599.00					
					Total	**613.33**					
G-02	dr2x1m	842.00 t0043071	Marion Summers	559.00	rent	550.00	299.00	0.00	05/01/2018	08/30/2020	
					rentins	14.33					
					washdry	40.00					
					Total	**604.33**					
G-03	dr2x1m	842.00 t0049252	Tiffany Scott	559.00	rent	599.00	200.00	0.00	04/19/2019	03/31/2020	
					rentins	14.33					
					a_mtm	100.00					
					Total	**713.33**					
G-04	dr2x1m	842.00 t0043073	Nancy Cuffee	559.00	pet	25.00	899.00	0.00	06/01/2018	06/30/2021	
					rent	559.00					
					Total	**584.00**					
G-05	dr2x1m	842.00 t0058531	Jeffery Gary	559.00	rent	559.00	0.00	0.00	04/24/2020	04/30/2021	
					washdry	50.00					
					Total	**609.00**					
G-06	dr2x1m	842.00 t0058402	Sabrina Huges	559.00	rent	599.00	200.00	0.00	04/14/2020	08/31/2020	08/31/2020
					washdry	50.00					
					rentins	14.33					
					Total	**663.33**					
G-07	dr2x1m	842.00 t0057706	Abel Vazquez	559.00	rentins	14.33	200.00	0.00	03/14/2020	04/30/2021	07/17/2020
					rent	559.00					
					Total	**573.33**					
G-08	dr2x1m	842.00 t0059084	Jennifer Fultz	559.00	rent	559.00	559.00	0.00	05/18/2020	05/17/2021	
					rentins	14.33					
					Total	**573.33**					
G-09	dr2x1m	842.00 t0043077	Esli Sanchez	559.00	rent	579.00	300.00	0.00	11/01/2017	12/31/2020	
					sterm	50.00					
					Total	**629.00**					
G-10	dr2x1m	842.00 t0059180	Kelly Albert	559.00	rent	559.00	559.00	0.00	05/29/2020	05/31/2021	
					rentins	14.33					
					Total	**573.33**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
G-11	dr2x1m	842.00 t0059360	Rerai Mhembere	559.00	rent	559.00	250.00	0.00	06/02/2020	06/30/2021	
					rentins	14.33					
					conces	-279.50					
					Total	**293.83**					
G-12	dr2x1m	842.00 t0058404	Bryant Nurse	559.00	rent	559.00	250.00	0.00	05/04/2020	05/31/2021	
					Total	**559.00**					
G-13	dr2x1m	842.00 t0046905	Vanessa Harden	559.00	prefcon	-18.75	200.00	0.00	01/11/2019	01/31/2021	
					rentins	14.33					
					washdry	50.00					
					rent	645.00					
					Total	**690.58**					
G-14	dr2x1m	842.00 t0043087	Silvino Saucedo	559.00	rentins	14.33	199.00	0.00	02/01/2018	07/31/2020	
					rent	540.00					
					Total	**554.33**					
G-15	dr2x1m	842.00 t0057411	Sonja Thomas	559.00	rent	559.00	200.00	0.00	03/30/2020	04/30/2021	
					Total	**559.00**					
G-16	dr2x1m	842.00 t0056914	Darreecus Dawkins	559.00	rent	559.00	99.00	0.00	02/14/2020	02/13/2021	
					rentins	14.33					
					Total	**573.33**					
G-17	dr2x1m	842.00 t0043090	Harold Flippen	559.00	rentins	14.33	299.00	0.00	04/04/2018	11/30/2020	
					sterm	50.00					
					rent	584.00					
					Total	**648.33**					
G-18	dr2x1m	842.00 t0043091	Alexander Knudsen	559.00	rent	553.00	199.00	0.00	07/05/2018	07/31/2020	07/31/2020
					Total	**553.00**					
G-19	dr2x1m	842.00 t0054400	Lateffa Mcpherson	559.00	rent	675.00	675.00	0.00	11/01/2019	11/30/2020	
					washdry	50.00					
					rentins	14.33					
					Total	**739.33**					
G-20	dr2x1m	842.00 t0043093	Isai Cisneros	559.00	rentins	14.33	300.00	0.00	04/01/2018	09/30/2020	
					rent	585.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
					Total	**599.33**					
G-21	dr2x1m	842.00 t0047695	Shequelle Cornell	559.00	rent	625.00	625.00	0.00	02/04/2019	02/29/2020	
					rentins	14.33					
					a_mtm	100.00					
					Total	**739.33**					
G-22	dr2x1m	842.00 t0047169	Clyde Cauley	559.00	pet	25.00	200.00	0.00	01/21/2019	12/31/2020	
					rent	645.00					
					prefcon	-31.10					
					washdry	50.00					
					Total	**688.90**					
G-23	dr2x1m	842.00 t0060034	Lauren Ballance	559.00	rent	559.00	559.00	0.00	06/23/2020	06/22/2021	
					rentins	14.33					
					Total	**573.33**					
G-24	dr2x1m	842.00 t0049982	Justus Shimabukuro	559.00	rentins	14.33	200.00	0.00	05/29/2019	12/31/2020	
					rent	599.00					
					sterm	50.00					
					Total	**663.33**					
G-25	dr2x1m	842.00 t0050933	Lashanda Jenkins	559.00	rent	599.00	400.00	0.00	07/31/2019	07/30/2020	
					rentins	14.33					
					Total	**613.33**					
G-26	dr2x1m	842.00 t0043098	Se Reh	559.00	rentins	14.33	299.00	0.00	04/27/2018	11/30/2020	
					rent	594.00					
					Total	**608.33**					
G-27	dr2x1m	842.00 t0050954	Keshana Johnson	559.00	rentins	14.33	300.00	0.00	07/12/2019	07/31/2020	
					rent	599.00					
					Total	**613.33**					
G-28	dr2x1m	842.00 t0060004	Jose Aguayo - Juarez	559.00	rentins	14.33	250.00	0.00	06/19/2020	06/30/2021	
					rent	559.00					
					conces	-279.50					
					Total	**293.83**					
G-29	dr2x1m	842.00 t0059179	Demetrus Burns	559.00	rent	559.00	250.00	0.00	05/27/2020	05/31/2021	
					rentins	14.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
					Total	573.33					
H-01	dr2x1m	842.00 t0043126	Martin Vergara Gomez	559.00	rent	550.00	499.00	0.00	11/01/2017	08/31/2020	
					rentins	14.33					
					Total	564.33					
H-02	dr2x1m	842.00 t0057740	Melissa Stephens	559.00	rent	559.00	200.00	0.00	03/25/2020	03/30/2021	
					rentins	14.33					
					pet	25.00					
					Total	598.33					
H-03	dr2x1m	842.00 t0043128	Kenneth Stewart	559.00	washdry	40.00	299.00	0.00	01/01/2014	12/28/2021	
					rentins	14.33					
					rent	561.00					
					Total	615.33					
H-04	dr2x1m	842.00 t0053121	Brian Rush	559.00	rent	599.00	200.00	0.00	09/04/2019	09/30/2020	
					rentins	14.33					
					Total	613.33					
H-05	dr2x1m	842.00 t0057720	Thomas Gaither	559.00	rent	559.00	200.00	0.00	03/18/2020	03/30/2021	
					rentins	14.33					
					Total	573.33					
H-06	dr2x1m	842.00 t0043131	Matunda Ramazani	559.00	rentins	14.33	299.00	0.00	02/02/2018	08/31/2020	
					rent	610.00					
					Total	624.33					
H-07	dr2x1m	842.00 t0043132	Aleyda Liborio	559.00	rentins	14.33	99.00	0.00	10/23/2012	07/01/2020	
					rent	559.00					
					sterm	50.00					
					a_mtm	100.00					
					Total	723.33					
H-08	dr2x1m	842.00 t0059449	Shakera Bowman	559.00	rent	559.00	34.88	0.00	06/08/2020	06/30/2021	
					rentins	14.33					
					Total	573.33					
H-09	dr2x1m	842.00 t0059411	Danyelle Hampton	559.00	rentins	14.33	250.00	0.00	05/27/2020	05/31/2021	
					rent	559.00					
					Total	573.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Charge	Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent Code		Deposit	Deposit	Expiration	
H-10	dr2x1m	842.00 t0057751	Amelia Ohnimus	559.00 rent	559.00	200.00	0.00 03/27/2020	03/26/2021	
				rentins	14.33				
				Total	**573.33**				
H-11	dr2x1m	842.00 t0043136	Venicio Marin	559.00 rent	598.00	99.00	0.00 02/21/2011	10/31/2020	
				rentins	14.33				
				Total	**612.33**				
H-12	dr2x1m	842.00 t0043137	Robyn Gary	559.00 rent	610.00	299.00	0.00 08/12/2017	08/31/2020	
				rentins	14.33				
				Total	**624.33**				
H-13	dr2x1m	842.00 t0058616	Teya Humphries	559.00 rent	675.00	200.00	0.00 05/09/2020	10/31/2020	
				Total	**675.00**				
H-14	dr2x1m	842.00 t0059135	Michael Farabee	559.00 rent	559.00	559.00	0.00 06/01/2020	05/31/2021	
				rentins	14.33				
				conces	-279.50				
				Total	**293.83**				
H-15	dr2x1m	842.00 t0043139	Maria Marin	559.00 rentins	14.33	300.00	0.00 07/01/2009	11/30/2020	
				rent	574.00				
				Total	**588.33**				
H-16	dr2x1m	842.00 t0050459	Lourdes FLores	559.00 rentins	14.33	250.00	0.00 06/07/2019	05/31/2021	
				rent	599.00				
				Total	**613.33**				
H-17	dr2x1m	842.00 t0050193	Lamar Mack	559.00 rent	559.00	250.00	0.00 06/29/2020	06/30/2021	
				conces	-279.50				
				Total	**279.50**				
H-18	dr2x1m	842.00 t0059051	Jitavis Huntly	559.00 rent	559.00	250.00	0.00 06/12/2020	06/30/2021	
				rentins	14.33				
				conces	-279.50				
				Total	**293.83**				
H-19	dr2x1m	842.00 t0057441	Rashawnda Heath	559.00 rent	559.00	99.00	0.00 03/18/2020	03/30/2021	
				rentins	14.33				
				Total	**573.33**				

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
H-20	dr2x1m	842.00 t0043144	Apolinar Torres	559.00	rent	585.00	199.00	0.00	05/09/2017	09/30/2020	
					rentins	14.33					
					Total	**599.33**					
H-21	dr2x1m	842.00 t0057984	Wanda Oneal	559.00	rent	675.00	250.00	0.00	04/10/2020	04/09/2021	
					rentins	14.33					
					washdry	50.00					
					Total	**739.33**					
H-22	dr2x1m	842.00 t0044578	Stephanie Frazier	559.00	rent	645.00	200.00	0.00	09/12/2018	09/30/2020	08/31/2020
					Total	**645.00**					
H-23	dr2x1m	842.00 t0059590	Daniella Bowen	559.00	rent	559.00	559.00	0.00	06/23/2020	06/22/2021	
					washdry	50.00					
					Total	**609.00**					
H-24	dr2x1m	842.00 t0056504	Danny Rice	559.00	rent	284.00	99.00	0.00	03/04/2020	03/03/2021	
					consubs	275.00					
					Total	**559.00**					
H-25	dr2x1m	842.00 t0052818	Rayna Potter	559.00	rentins	14.33	300.00	0.00	08/09/2019	07/31/2020	07/31/2020
					rent	599.00					
					Total	**613.33**					
H-26	dr2x1m	842.00 t0043150	Julian Cruz	559.00	rent	565.00	99.00	0.00	03/01/2011	04/30/2021	
					rentins	14.33					
					Total	**579.33**					
H-27	dr2x1m	842.00 t0057881	Damonika Farley	559.00	rent	559.00	200.00	0.00	04/15/2020	04/30/2021	
					rentins	14.33					
					Total	**573.33**					
H-28	dr2x1m	842.00 t0059586	Harley Dean	559.00	rent	559.00	559.00	0.00	06/30/2020	06/29/2021	
					rentins	14.33					
					conces	-279.50					
					washdry	50.00					
					Total	**343.83**					
H-29	dr2x1m	842.00 t0059123	Annette Jordan	559.00	rent	559.00	559.00	0.00	05/18/2020	05/17/2021	
					rentins	14.33					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
					Total	573.33					
I-01	dr3x1l	1,000.00 t0059447	Leziga Poi	664.00	sterm	50.00	250.00	0.00	06/02/2020	12/31/2020	
					rentins	14.33					
					rent	755.00					
					Total	819.33					
I-02	dr3x1l	1,000.00 t0058365	Ashantel McDowell	664.00	rent	755.00	250.00	0.00	04/28/2020	04/30/2021	
					rentins	14.33					
					Total	769.33					
I-03	dr3x1l	1,000.00 t0046860	Kearston Perry	664.00	prefcon	-23.00	200.00	0.00	12/29/2018	12/26/2020	
					rentins	14.33					
					rent	770.00					
					Total	761.33					
I-04	dr3x1l	1,000.00 t0043156	Edson Brown	664.00	pet	25.00	299.00	0.00	06/20/2015	09/30/2020	
					rent	709.00					
					Total	734.00					
I-05	dr1x1s	642.00 t0050967	Precious Baldwin	513.00	rentins	14.33	0.00	0.00	07/01/2019	06/30/2021	
					Total	14.33					
I-06	dr1x1s	642.00 t0043158	Kyle Cameron	513.00	rentins	14.33	299.00	0.00	03/09/2018	04/29/2021	
					rent	513.00					
					Total	527.33					
I-07	dr1x1s	642.00 t0056765	Trinity Woods	513.00	subsidy	386.00	99.00	0.00	02/28/2020	01/31/2021	
					rent	127.00					
					rentins	14.33					
					washdry	50.00					
					Total	577.33					
I-08	dr1x1s	642.00 t0050889	Patricia Burris	513.00	rentins	14.33	200.00	0.00	06/27/2019	05/31/2021	
					rent	599.00					
					Total	613.33					
I-09	dr1x1s	642.00 t0057196	John Causer	513.00	rent	228.00	99.00	0.00	03/14/2020	03/13/2021	
					subsidy	285.00					
					Total	513.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
I-10	dr1x1s	642.00 t0051896	Kenneth Robertson	513.00	rent	599.00	200.00	0.00	08/12/2019	08/31/2020	
					rentins	14.33					
					washdry	50.00					
					Total	**663.33**					
I-11	dr1x1s	642.00 t0052901	Emmanuel Hooper	513.00	rentins	14.33	0.00	0.00	09/17/2019	09/30/2020	
					washdry	50.00					
					rent	156.00					
					subsidy	390.00					
					Total	**610.33**					
I-12	dr1x1s	642.00 t0060063	Artierria Love	513.00	washdry	50.00	525.00	0.00	07/10/2020	07/31/2021	
					rentins	14.33					
					rent	525.00					
					Total	**589.33**					
I-13	dr3x1l	1,000.00 t0043165	Frankie Bynum	664.00	rent	654.00	299.00	0.00	05/10/2016	08/31/2020	08/01/2020
					rentins	14.33					
					Total	**668.33**					
I-14	dr3x1l	1,000.00 t0053664	Alfred Lester	664.00	rent	755.00	200.00	0.00	10/09/2019	10/31/2020	
					rentins	14.33					
					washdry	50.00					
					Total	**819.33**					
I-15	dr3x1l	1,000.00 t0053500	Denise Perry	664.00	rent	755.00	200.00	0.00	09/17/2019	09/30/2020	
					rentins	14.33					
					washdry	50.00					
					Total	**819.33**					
I-16	dr3x1l	1,000.00 t0057268	Sontaya Moore	664.00	rent	755.00	200.00	0.00	04/28/2020	04/27/2021	
					Total	**755.00**					
I-17	dr3x1l	1,000.00 t0043168	Idi Mwanaidi	664.00	rent	669.00	399.00	0.00	12/20/2016	05/31/2021	
					Total	**669.00**					
I-18	dr1x1s	642.00 t0053005	Corey Wilson	513.00	rent	599.00	200.00	0.00	08/15/2019	08/31/2020	
					rentins	14.33					
					Total	**613.33**					
I-19	dr1x1l	800.00 t0043170	Osbal Murillo	525.00	rent	540.00	499.00	0.00	07/06/2017	08/31/2020	

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
					rentins	14.33					
					Total	**554.33**					
I-20	dr3x2	1,600.00 t0043171	Myra Zimmerman	789.00	rentins	14.33	399.00	0.00	03/14/2017	08/31/2020	
					rent	820.00					
					Total	**834.33**					
J-01	dr2x1m	842.00 t0057546	Eric Figueroa	559.00	rent	559.00	200.00	0.00	03/19/2020	03/31/2021	
					rentins	14.33					
					Total	**573.33**					
J-02	dr2x1m	842.00 t0059460	Dylan Higgins	559.00	rentins	14.33	250.00	0.00	05/29/2020	05/31/2021	
					rent	559.00					
					washdry	50.00					
					Total	**623.33**					
J-03	dr2x1m	842.00 t0043174	Dangelo Cordero	559.00	rentins	14.33	299.00	0.00	11/01/2017	04/30/2019	
					a_mtm	100.00					
					rent	559.00					
					Total	**673.33**					
J-04	dr2x1m	842.00 t0043175	Jose Jofre	559.00	pet	18.00	226.00	0.00	04/01/2003	12/31/2020	
					rentins	14.33					
					rent	594.00					
					Total	**626.33**					
J-05	dr2x1m	842.00 t0043176	Aline Aza	559.00	rentins	14.33	299.00	0.00	02/10/2017	04/30/2021	
					rent	551.00					
					Total	**565.33**					
J-06	dr2x1m	842.00 t0059588	Jasmine Fields	559.00	conces	-279.50	559.00	0.00	06/12/2020	06/30/2021	
					rent	559.00					
					rentins	14.33					
					Total	**293.83**					
J-07	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					
J-08	dr2x1m	842.00 t0050833	Elon Horton	559.00	rentins	14.33	250.00	0.00	06/25/2019	05/31/2021	
					rent	599.00					
					Total	**613.33**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
		Sq Ft									
J-09	dr2x1m	842.00 t0043178	Tida Ceusi	559.00	rentins	14.33	299.00	0.00	06/01/2018	07/31/2020	
					rent	579.00					
					Total	**593.33**					
J-10	dr2x1m	842.00 t0043179	Cecilia Maganda	559.00	rent	598.00	499.00	0.00	01/30/2018	10/31/2020	
					rentins	14.33					
					Total	**612.33**					
J-11	dr2x1m	842.00 t0043180	Gabriel Nolasco	559.00	rent	569.00	99.00	0.00	02/25/2013	09/30/2020	07/30/2020
					rentins	14.33					
					Total	**583.33**					
J-12	dr2x1m	842.00 t0043181	Noel Ramirez Bibiano	559.00	rentins	14.33	499.00	0.00	06/23/2018	12/31/2020	
					rent	604.00					
					Total	**618.33**					
J-13	dr2x1m	842.00 t0057029	Janice Watt	559.00	rentins	14.33	200.00	0.00	04/16/2020	04/30/2021	
					rent	559.00					
					washdry	50.00					
					Total	**623.33**					
J-14	dr2x1m	842.00 t0056876	Elijah Rasul	559.00	rent	559.00	350.00	0.00	01/02/2020	04/01/2020	
					a_mtm	100.00					
					Total	**659.00**					
J-15	dr2x1m	842.00 t0043183	Ghezae Meron	559.00	rent	595.00	299.00	0.00	02/16/2018	10/31/2020	
					rentins	14.33					
					Total	**609.33**					
J-16	dr2x1m	842.00 t0045863	Yoselina Ramos-Sanchez	559.00	rentins	14.33	200.00	0.00	10/10/2018	09/30/2020	
					rent	645.00					
					Total	**659.33**					
J-17	dr2x1m	842.00 t0043184	Jose Rosario	559.00	pet	18.00	99.00	0.00	06/01/2012	01/31/2021	
					rentins	14.33					
					rent	576.00					
					Total	**608.33**					
J-18	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00			
					Total	**0.00**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market Charge		Amount	Resident	Other Move In	Lease	Move Out
		Sq Ft		Rent Code			Deposit	Deposit	Expiration	
J-19	dr2x1m	842.00 t0055967	Tina Booker	559.00	subsidy	108.00	559.00	0.00 03/13/2020	03/30/2021	
					rent	451.00				
					washdry	50.00				
					rentins	14.33				
					Total	**623.33**				
J-20	dr2x1m	842.00 t0048581	Zane Castillo	559.00	rentins	14.33	300.00	0.00 03/28/2019	02/29/2020	
					rent	600.00				
					washdry	50.00				
					a_mtm	100.00				
					Total	**764.33**				
J-21	dr2x1m	842.00 t0052889	Frank Horton	559.00	rentins	14.33	250.00	0.00 08/09/2019	08/31/2020	
					rent	599.00				
					Total	**613.33**				
J-22	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00		
					Total	**0.00**				
J-23	dr2x1m	842.00 t0043188	Paola Olivares	559.00	rentins	14.33	299.00	0.00 03/24/2017	06/30/2021	
					rent	550.00				
					Total	**564.33**				
J-24	dr2x1m	842.00 t0052972	Nijah Askew	559.00	rent	599.00	300.00	0.00 08/12/2019	08/31/2020	08/31/2020
					washdry	50.00				
					rentins	14.33				
					Total	**663.33**				
J-25	dr2x1m	842.00 t0058685	Wilmary Miranda-DIaz	559.00	rent	559.00	250.00	0.00 04/30/2020	04/30/2021	
					pet	25.00				
					rentins	14.33				
					Total	**598.33**				
J-26	dr2x1m	842.00 t0057886	Charles Cochrane	559.00	rent	559.00	250.00	0.00 04/30/2020	04/29/2021	
					rentins	4.33				
					Total	**563.33**				
J-27	dr2x1m	842.00 VACANT	VACANT	559.00		0.00	0.00	0.00		
					Total	**0.00**				

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Sq Ft	Resident	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
J-28	dr2x1m	842.00	t0055455	Marcos Medel-Colon	559.00	rentins	14.33	200.00	0.00	11/16/2019	12/31/2020	
						rent	675.00					
						Total	**689.33**					
J-29	dr2x1m	842.00	t0048109	Crystal Ross	559.00	rentins	14.33	600.00	0.00	04/12/2019	03/31/2020	07/30/2020
						rent	67.00					
						subsidy	532.00					
						a_mtm	100.00					
						washdry	50.00					
						Total	**763.33**					
Future Residents/Applicants												
1011-J	dr2x1s	803.00	t0060984	Lennox Robertson	626.00		0.00	0.00	0.00	07/27/2020	07/31/2021	
						Total	**0.00**					
1021-C	dr2x1s	803.00	t0060976	Jessica Moyer	626.00		0.00	0.00	0.00	07/25/2020	07/31/2021	
						Total	**0.00**					
1021-D	dr2x1l	928.00	t0060921	Ergarf Edmond	639.00		0.00	0.00	0.00	07/31/2020	07/30/2021	
						Total	**0.00**					
1031-J	dr2x1s	803.00	t0060975	Alvaro Noyola	626.00		0.00	0.00	0.00	07/22/2020	07/21/2021	
						Total	**0.00**					
1041-B	dr2x1l	928.00	t0060875	Maira Mendoza Villatoro	639.00		0.00	0.00	0.00	07/15/2020	07/31/2021	
						Total	**0.00**					
1041-E	dr2x1s	803.00	t0060997	Preston Shell	626.00		0.00	0.00	0.00	07/24/2020	07/30/2021	
						Total	**0.00**					
1041-J	dr2x1s	803.00	t0060789	Tyra Davis	626.00		0.00	0.00	0.00	07/22/2020	07/31/2021	
						Total	**0.00**					
1500-B	dr2x1l	928.00	t0060877	Tanica Bibbins	639.00		0.00	0.00	0.00	07/31/2020	07/16/2021	
						Total	**0.00**					
1500-M	dr2x1l	928.00	t0060916	Creshawn Amos	639.00		0.00	0.00	0.00	07/20/2020	07/31/2021	
						Total	**0.00**					
1510-C	dr2x1s	803.00	t0061044	Jennifer Thacker	626.00		0.00	0.00	0.00	07/15/2020	07/14/2021	
						Total	**0.00**					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident	Name	Market	Charge	Amount	Resident	Other	Move In	Lease	Move Out
		Sq Ft		Rent	Code		Deposit	Deposit		Expiration	
A-05	dr2x1m	842.00 t0061068	Nicole Hernandez	559.00		0.00	0.00	0.00	08/14/2020	08/31/2021	
					Total	0.00					
C-11	dr2x1m	842.00 t0060317	Mikal Blue	559.00	rent	559.00	559.00	0.00	06/27/2020	06/30/2021	
					rent	559.00					
					Total	1,118.00					
C-19	dr2x1m	842.00 t0060056	Jonathan Ornelas	559.00	rent	559.00	559.00	0.00	06/25/2020	06/30/2021	
					washdry	50.00					
					rent	559.00					
					washdry	50.00					
					Total	1,218.00					
D-02	dr2x1m	842.00 t0060783	Sylvia Balos	559.00		0.00	0.00	0.00	07/17/2020	07/09/2021	
					Total	0.00					
D-10	dr2x1m	842.00 t0060544	Willie Thomas	559.00		0.00	0.00	0.00	07/24/2020	07/31/2021	
					Total	0.00					
D-15	dr2x1m	842.00 t0060938	Ieshiah Bennett	559.00		0.00	0.00	0.00	07/23/2020	07/31/2021	
					Total	0.00					
E-10	dr2x1m	842.00 t0060741	Kyra Sessoms	559.00		0.00	0.00	0.00	07/17/2020	07/31/2021	
					Total	0.00					
F-13	dr2x1m	842.00 t0060136	Quasi McDaniel	559.00		0.00	0.00	0.00	07/15/2020	07/31/2021	
					Total	0.00					
F-29	dr2x1m	842.00 t0061006	Myles Steele	559.00		0.00	0.00	0.00	07/25/2020	07/24/2021	
					Total	0.00					
G-07	dr2x1m	842.00 t0061104	Kendrick Oneil	559.00		0.00	0.00	0.00	08/07/2020	08/06/2021	
					Total	0.00					
G-18	dr2x1m	842.00 t0061071	Corvette Hughes	559.00		0.00	0.00	0.00	08/15/2020	08/14/2021	
					Total	0.00					
H-25	dr2x1m	842.00 t0061029	Anai Salinas-Oliva	559.00		0.00	0.00	0.00	08/15/2020	08/14/2021	
					Total	0.00					

Rent Roll with Lease Charges

The Residences at Diamond Ridge (diamond)

As Of = 07/13/2020

Month Year = 07/2020

Unit	Unit Type	Unit Resident Sq Ft	Name	Market Rent	Charge Code	Amount	Resident Deposit	Other Deposit	Move In	Lease Expiration	Move Out
J-07	dr2x1m	842.00 t0059758	Annette Glenn	559.00		0.00	0.00	0.00	07/14/2020	07/13/2021	
					Total	0.00					
J-18	dr2x1m	842.00 t0060130	Debra Fair	559.00		0.00	0.00	0.00	07/15/2020	07/14/2021	
					Total	0.00					
J-22	dr2x1m	842.00 t0060475	Derricka Gantt	559.00		0.00	250.00	0.00	07/14/2020	07/13/2021	
					Total	0.00					
J-27	dr2x1m	842.00 t0061027	Abel Vazquez - Sanchez	559.00		0.00	0.00	0.00	07/17/2020	07/31/2021	
					Total	0.00					
	Total		The Residences at Diamond Ridge(dian	195,960.00		193,904.42	85,905.88	0.00			

Summary Groups	Square Footage	Market Rent	Lease Charges	Security Deposit	Other Deposits	# Of Units	% Unit Occupancy	% Sqft Occupied
Current/Notice/Vacant Residents	285,610.00	195,960.00	191,568.42	84,537.88	0.00	335.00	90.74	90.75
Future Residents/Applic	22,002.00	15,256.00	2,336.00	1,368.00	0.00	26.00		
Occupied Units	259,210.00	177,321.00				304	90.74	90.75
Total Non Rev Units	842.00	559.00				1	0.29	0.32
Total Vacant Units	25,558.00	18,080.00				30	8.95	8.97
Totals:	285,610.00	195,960.00	193,904.42	85,905.88	0.00	335	100.00	100.00

Summary of Charges by (Current/Notice Residents

Charge Code	Amount
rent	181,789.00
rentins	3,572.49
subsidy	4,212.00
pet	555.00
washdry	3,090.00
conces	-4,312.50
a_mtm	2,200.00
sterm	450.00
prefcon	-137.57
emplcon	-125.00
consubs	275.00
Total	**191,568.43**

EXHIBIT 11.15

LEAD-BASED PAINT DISCLOSURE

Disclosure of Information on Lead-Based Paint and/or Lead-Based Paint Hazards

Lead Warning Statement

Every purchaser of any interest in residential real property on which a residential dwelling was built prior to 1978 is notified that such property may present exposure to lead from lead-based paint that may place young children at risk of developing lead poisoning. Lead poisoning in young children may produce permanent neurological damage, including learning disabilities, reduced intelligence quotient, behavioral problems, and impaired memory. Lead poisoning also poses a particular risk to pregnant women. The seller of any interest in residential real property is required to provide the buyer with any information on lead-based paint hazards from risk assessments or inspections in the seller's possession and notify the buyer of any known lead-based paint hazards. A risk assessment or inspection for possible lead-based paint hazards is recommended prior to purchase.

Seller's Disclosure

(a)   Presence of lead-based paint and/or lead-based paint hazards (check (i) or (ii) below):

(i) _____ Known lead-based paint and/or lead-based paint hazards are present in the housing (explain).

_____

(ii) ___X___ Seller has no knowledge of lead-based paint and/or lead-based paint hazards in the housing.

(b)   Records and reports available to the Seller (check (i) or (ii) below):

(i) _____ Seller has provided the Purchaser with all available records and reports pertaining to lead based paint and/or lead-based paint hazards in the housing (list documents below).

_____

(ii) ___X__ Seller has no reports or records pertaining to lead-based paint and/or lead-based paint hazards in the housing.

Purchaser's Acknowledgment

(c) ____X____ Purchaser has received copies of all information listed above.

(d) ____X____ Purchaser has received the pamphlet *Protect Your Family from Lead in Your Home.*

(e) Purchaser has (check (i) or (ii) below):

(i) _____ received a 10-day opportunity (or mutually agreed upon period) to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards; or

(ii) __X____ waived the opportunity to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards and will do so prior to Closing of the transactions contemplated by the Agreement.

Certification of Accuracy

The following parties have reviewed the information above and certify, to the best of their knowledge, that the information they have provided is true and accurate.

SELLER: **EBEX WS LP**,
                                      a North Carolina limited partnership

                                      By: EBEX WS GP, LLC
                                             a North Carolina limited liability company
                                             its General Partner

                                      By: _____
                                             Evan Goldenberg, Manager

PURCHASER: **DeRosa Capital 11, LLC,**
                                      a North Carolina limited liability company

                                      By: DeRosa Capital 11 Management, LLC
                                             a North Carolina limited liability company
                                             its Manager

                                      By: _____
                                             Matthew Faircloth, Manager

(ii) __X____ waived the opportunity to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards and will do so prior to Closing of the transactions contemplated by the Agreement.

Certification of Accuracy

The following parties have reviewed the information above and certify, to the best of their knowledge, that the information they have provided is true and accurate.

SELLER:
                                    EBEX WS LP,
                                    a North Carolina limited partnership

                                    By: EBEX WS GP, LLC
                                           a North Carolina limited liability company
                                           its General Partner

                                           By: _____
                                                  Evan Goldenberg, Manager

PURCHASER:
                                    DeRosa Capital 11, LLC,
                                    a North Carolina limited liability company

                                    By: DeRosa Capital 11 Management, LLC
                                           a North Carolina limited liability company
                                           its Manager

                                           By: _____
                                                  Matthew Faircloth, Manager